SENIOR SECURED FACILITY AGREEMENT

between

KLONDEX MINES LTD.

as Borrower,

The Parties listed on Exhibit I

as additional Loan Parties

and

THOSE PERSONS WHOSE NAMES ARE SET FORTH ON THE

EXECUTION PAGES HEREOF UNDER THE HEADING “LENDERS”

 as Lenders

Dated as of February 11, 2014

i

5.5	EXEMPTION UNDER U.S. SECURITIES LAWS.	33

SECTION 6 AFFIRMATIVE COVENANTS		34

6.1	FINANCIAL STATEMENTS AND OTHER REPORTS.	34
6.2	INSPECTION.	35
6.3	CHARGED PROPERTY RECORDS.	35
6.4	CORPORATE EXISTENCE.	35
6.5	PAYMENT OF TAXES.	36
6.6	MAINTENANCE OF PROPERTIES; INSURANCE.	36
6.7	COMPLIANCE WITH LAWS.	36
6.8	FURTHER ASSURANCES.	36
6.9	USE OF PROCEEDS.	37
6.10	ENVIRONMENTAL COMPLIANCE.	37
6.11	ACCURACY OF INFORMATION.	37
6.12	NOTIFICATION OF CLAIMS.	37
6.13	UNRESTRICTED SUBSIDIARY AND RESTRICTED SUBSIDIARY.	37

SECTION 7 NEGATIVE COVENANTS		38

7.1	INDEBTEDNESS AND LIABILITIES.	38
7.2	HEDGING AGREEMENTS.	39
7.3	TRANSFERS, LIENS AND RELATED MATTERS.	39
7.4	RESTRICTION ON FUNDAMENTAL CHANGES.	40
7.5	RESTRICTED PAYMENTS.	41
7.6	TRANSACTIONS WITH AFFILIATES.	42
7.7	ENVIRONMENTAL LIABILITIES.	42
7.8	CHARTER DOCUMENTS.	42
7.9	PURCHASE AGREEMENT.	42

SECTION 8 DEFAULT, RIGHTS AND REMEDIES		42

8.1	EVENT OF DEFAULT.	42
8.2	ACCELERATION.	45
8.3	WAIVERS; NON-EXCLUSIVE REMEDIES.	45
8.4	PERFORMANCE OF COVENANTS BY LENDER.	45

SECTION 9 THE SECURITY AGENT		45

9.1	APPOINTMENT OF SECURITY AGENT.	45
9.2	AUTHORITY TO ACT FOR LENDERS.	45
9.3	RELIANCE.	46
9.4	WRITTEN DIRECTION; LIABILITY.	46
9.5	RESIGNATION, REPLACEMENT AND SUCCESSOR AGENT	46

SECTION 10 MISCELLANEOUS		47

10.1	ASSIGNMENTS AND PARTICIPATIONS.	47
10.2	LENDERS PARI PASSU.	48
10.3	SET OFF.	48
10.4	EXPENSES AND ATTORNEYS’ FEES.	48
10.5	INDEMNITY.	49
10.6	AMENDMENTS AND WAIVERS.	49
10.7	NOTICES.	49
10.8	SURVIVAL OF WARRANTIES AND CERTAIN AGREEMENTS.	50
10.9	MARSHALING; PAYMENTS SET ASIDE.	50
10.10	ENTIRE AGREEMENT	51
10.11	SEVERABILITY.	51
10.12	HEADINGS.	51
10.13	GOVERNING LAW	51
10.14	SUCCESSORS AND ASSIGNS.	51

10.15	NO FIDUCIARY RELATIONSHIP; LIMITATION OF LIABILITIES.	51
10.16	CONSENT TO JURISDICTION; CONSENT TO SERVICE.	52
10.17	CONSTRUCTION.	52
10.18	CONFIDENTIALITY.	52
10.19	COUNTERPARTS; EFFECTIVENESS.	53
10.20	NO DUTY.	53
10.21	CONFLICT OF DOCUMENTS.	53

Exhibits and Schedules

Exhibit I	—	Loan Parties

Exhibit II	—	Commitments

Schedule B		Charged Property

Schedule 1.1(A)	—	Liens

Schedule 1.1(B)	—	Indebtedness

Schedule 3.1(A)	—	Closing Deliveries

Schedule 3.1(G)	—	Form of Warrant

Schedule 4.1(B)	—	Capitalization

Schedule 4.4	—	Off-Balance Sheet Transactions

Schedule 4.6	—	Title to Properties; Liens

Schedule 4.7	—	Litigation

Schedule 4.8	—	Payment of Taxes

Schedule 4.10	—	Broker’s Fees

Schedule 4.11	—	Environmental Compliance

Schedule 4.16	—	Subsidiaries

Schedule 4.18	—	Employee Matters

Schedule 4.26	—	Capitalized Leases

Schedule 5.3(A)	—	Accredited Investor Certificate

Schedule J	—	Form of Joinder Agreement

SENIOR SECURED FACILITY AGREEMENT

            This SENIOR SECURED FACILITY AGREEMENT is dated as of February 11, 2014 and entered into by and between KLONDEX MINES LTD., a corporation existing under the laws of British Columbia (“Borrower”), THE PARTIES LISTED ON EXHIBIT I HERETO, and ROYAL CAPITAL MANAGEMENT CORP. as security agent for THOSE INSTITUTIONS WHOSE NAMES ARE SET FORTH ON THE EXECUTION PAGES HEREOF UNDER THE HEADING “LENDERS” (“Lenders”).

RECITALS

            WHEREAS, Borrower desires that the Lenders extend a certain loan to Borrower, the proceeds of which will be used by Borrower in connection with the Eligible Purpose (as defined below) and to fund general working capital and additional expenditures of the Borrower or a Loan Party (as defined below); and

            WHEREAS, Borrower desires to secure its Obligations (as defined below) under the Loan Documents (each as defined below) by granting to the Lenders (directly and through the Guarantors) a security interest in and lien upon the Charged Property (as defined below); and

            NOW, THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, Borrower, each Loan Party and the Lenders agree as follows:

SECTION 1
DEFINITIONS

            1.1        Certain Defined Terms.

            The following terms used in this Agreement shall have the following meanings:

            “Acquisition” means the indirect acquisition by the Borrower on the terms set forth in the Purchase Agreement of all of the outstanding shares of Newmont Midas Holdings Limited.

            "Acquisition Date" means the closing date of the Acquisition.

            “Affiliate” in relation to any Person (in this definition, the “relevant party”) means any other Person that directly or indirectly, Controls, is Controlled by or is under common Control with, the relevant party.

            “Agreement” means this Senior Secured Facility Agreement as it may be amended, restated, supplemented or otherwise modified from time to time.

            “Applicable Law” means (a) any domestic or foreign statute, law (including common and civil law), treaty, code, ordinance, regulation or by-law (zoning or otherwise), (b) any judgement, order, writ, injunction, decision, ruling, decree or award made by a court of competent jurisdiction, (c) any binding regulatory policy, practice, guideline, directive, rule or restriction having the force of law or (d) any provisions of the foregoing, including general principles of common and civil law and equity, binding on or affecting the Person referred to in the context in which the term is used or binding on or affecting the property of such Person.

            “Applicable Rate” has the meaning assigned to that term in Section 2.4(C) hereof.

            “Approvals” means each and every approval, order in council, authorization, license, permit, consent, filing and registration by or with any Governmental Agency or other Person which are required by Applicable Law and necessary to authorize or permit the development and operation of the Mining Properties.

            “Asset Disposition” means the disposition (other than in the ordinary course of business), in any transaction or series of related transactions, whether by sale, lease or transfer, of any, all, or substantially all, of the Charged Property or which has the effect of selling or otherwise disposing of the whole or all or substantially all of the Charged Property in each case, whether or not consideration therefor consists of cash, securities or other assets owned by the acquiring Person but excludes, for greater certainty, (a) a transaction or series of related transactions on arm’s length terms and for fair market value for which the Borrower or its Restricted Subsidiaries receive aggregate consideration of less than $0.5 million in the aggregate, and (b) disposals or replacements in the ordinary course of damaged, obsolete or worn out equipment that are required for the on-going operation of the Business.

            “Blocked Account Agreement” means the blocked account agreement entered into between the Bank of Montreal, the Borrower and Franco-Nevada Corporation, in its capacity as controlling creditor under the Intercreditor Agreement.

            “Borrower” has the meaning assigned to that term in the preamble to this Agreement.

            “Business” has the meaning assigned to that term in Section 7.3(A) hereof.

            “Business Day” means any day excluding Saturday, Sunday and any day which is a legal holiday under the laws of the province of Ontario or the State of Nevada, or is a day on which banking institutions located in the province of Ontario or the State of Nevada are permitted to be closed.

            “Canadian Resident” means a resident of Canada for purposes of the Income Tax Act (Canada).

            “Capital Stock” means common shares of capital stock, partnership interests, membership interests, beneficial interests or other shares or stock in any Person or any warrants, options or other rights to acquire any such interests.

            “Capitalized Lease” means, with respect to any Loan Party, any lease of property, real or personal, if the then present value of the minimum rental commitment thereunder should, in accordance with IFRS, be capitalized on a balance sheet of such Loan Party.

            “Cash Equivalents” means:

                          (A)        time deposits, certificates of deposit, guaranteed investment certificates, money market deposits of, and bankers’ acceptances and commercial papers issued by any commercial bank incorporated in the United States of recognized standing having capital and surplus in excess of $500,000,000 or of any Canadian chartered bank, in each case, with maturities of not more than one year from the date of acquisition by such Person; and

                          (B)        Investments or Restricted Payments in marketable, direct obligations issued or guaranteed by the federal government of Canada or the United States or any provincial or state government of Canada or the United States of America, or of any Governmental Agency thereof, maturing within 365 days of the date of purchase.

            “Change of Control” means the occurrence of any of the following: (a) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one transaction or a series of related transactions, of all or substantially all of the properties or assets of the Borrower and its Subsidiaries, taken as a whole, to any Person; or (b) the adoption of a plan relating to the liquidation or dissolution of any Loan Party (unless the assets of such Loan Party are transferred to another Loan Party); or (c) any Person or group becomes the owner or has the right to become the owner, in each case directly or indirectly, of 50% or more of the voting power, voting securities or Equity Securities of the Borrower; or (d) any Loan Party amalgamates or consolidates with, enters into a plan of arrangement with or merges with or into, any Person (other than a Loan Party), or any Person consolidates with, or merges with or such Loan Party, in any such event pursuant to a transaction in which any of the outstanding voting securities of such Loan Party or such other Person is converted into or exchanged for cash, securities or other property (other than securities of a Loan Party); or (e) a replacement of more than 50% of the members of the Board that is not approved by those individuals who are members of the Board on the date hereof (or other directors previously approved by such individuals); or (f) the execution by any Loan Party or its controlling shareholders of an agreement providing for or that will result in any of the foregoing events.

            “Charged Property” means, collectively, the Loan Parties' personal property and real property specified on Schedule B.

            “Closing Date” means the date upon which the conditions specified in Section 3.1 are satisfied.

            “Commitment” means, for a Lender, the amount in respect of the Loan set forth opposite such Lender’s name under the heading “Commitment” on Exhibit II or in any applicable assignment pursuant to which such Lender became party hereto or acquired or sold any interests hereunder, in each case to the extent not permanently reduced, cancelled or terminated pursuant to this Agreement.

            “Common Shares” means common shares in the capital of the Borrower.

            “Confidentiality Agreement” means the confidentiality agreement between the Security Agent and the Borrower dated November 29, 2013.

            “Consolidated” means the consolidation of accounts in accordance with IFRS, including principles of consolidation.

            “Consolidated Adjusted EBITDA” means, for any period and with respect to the Borrower, the aggregate of (1) Consolidated operating revenues of the Borrower and its Restricted Subsidiaries minus consolidated costs of sale and consolidated operating expenses of the Borrower and its Restricted Subsidiaries; plus (2) Consolidated depreciation of the Borrower and its Restricted Subsidiaries; plus (3) Consolidated amortization of intangibles of the Borrower and its Restricted Subsidiaries; plus (4) Consolidated allowances of the Borrower and its Restricted Subsidiaries. Allowances include allowances for contingencies, other contingencies, doubtful receivables, long term investments, inventories, liabilities and property, plant and equipment and any other allowances that the Borrower or its Restricted Subsidiaries include in their financial statements, during the applicable period, in each case, for such period.

            “Consolidated Coverage Ratio” means at any date, (i) the Consolidated Adjusted EBITDA for (A) should the calculation occur on or prior to March 31, 2015, the period from the Closing Date until the most recently ended fiscal period, or (B) should the calculation occur after March 31, 2015, the most recently ended period of four consecutive fiscal quarters, divided by (ii) the Consolidated Debt Expense for such period.

            “Consolidated Debt Expense” means, for any period and with respect to the Borrower and its Restricted Subsidiaries, the sum of (i) the aggregate amount of consolidated interest expense in respect of Indebtedness, net of consolidated interest income, accrued (including, but not limited to, any amount thereof capitalized) of the Borrower and its Restricted Subsidiaries during such period, and (ii) all scheduled principal repayments of Indebtedness during such period, including scheduled repayments under this Agreement, each as determined in accordance with IFRS.

            “Control”, “Controls” and “Controlled” when used with respect to any Person means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person (whether through ownership of Capital Stock which carries the right to vote, by contract or otherwise); provided that, in any event and without limitation, any Person or combination of Persons acting jointly or in concert which owns or own, directly or indirectly, more than 50% of the Capital Stock having ordinary voting power for the election of the directors of, or Persons performing similar functions for, such Person will be deemed to Control such Person (irrespective of whether at the time any other Capital Stock of such Person of any other class shall or might have voting power upon the occurrence of any contingency).

            “Debt Incurrence Test” has the meaning assigned to that term in Section 7.1 hereof.

            “Default” means a condition, act or event that, after notice or lapse of time or both, would constitute an Event of Default.

            “Disqualified Capital Stock” means any capital shares of any Loan Party or a Subsidiary thereof which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder), or upon the happening of any event, matures or is mandatorily redeemable (other than solely for capital shares of any Loan Party or a Subsidiary thereof which are not otherwise Disqualified Capital Stock), pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than solely for capital shares of any Loan Party or a Subsidiary thereof which are not otherwise Disqualified Capital Stock), in whole or in part, on or prior to the applicable Maturity Date, for cash or securities constituting Indebtedness. Without limitation of the foregoing, Disqualified Capital Stock shall be deemed to include (i) any preferred shares of a Subsidiary of any Loan Party and (ii) any preferred shares of any Loan Party, with respect to either of which, under the terms of such preferred shares, by agreement or otherwise, such Subsidiary or any Loan Party is obligated to pay current dividends or distributions in cash during the period prior to the applicable Maturity Date.

            “Documents” means, collectively:

                                 (A)        the unaudited condensed consolidated financial statements of the Borrower for the period ended September 30, 2013;

                                 (B)        management’s discussion and analysis of the Borrower for the period ended September 30, 2013;

                                 (C)        the Fire Creek Technical Report;

                                 (D)        the annual information form of the Borrower dated March 26, 2013 for the year ended December 31, 2012;

                                 (E)        the audited consolidated financial statements of the Borrower for the year ended December 31, 2012;

                                 (F)        management’s discussion and analysis of the Borrower for the year ended December 31, 2012;

                                 (G)        the management information circular of the Borrower dated May 9, 2013 for the meeting held on June 18, 2013;

                                 (H)        the material change reports issued by the Borrower since January 1, 2013; and

                                 (I)        the press releases issued by the Borrower since January 1, 2013.

            “Dollars” and “$” means lawful money of Canada.

            “Eligible Purpose” means the Acquisition.

            “Environmental Claims” means claims, liabilities, investigations, litigation, administrative proceedings, judgments or orders relating to Hazardous Materials.

            “Environmental Laws” means all federal, state or local laws, statutes, common law duties, rules, regulations, ordinances and codes, together with all administrative orders, directives, licenses, authorizations and permits of, and agreements with (including consent decrees), any governmental agencies or authorities, in each case relating to or imposing liability or standards of conduct concerning public health, safety and environmental protection matters.

            “Equity Securities” means any securities (i) having voting rights in the election of the directors of the Borrower or the Guarantors not contingent upon default, (ii) evidencing an ownership interest in Borrower or the Guarantors or (iii) convertible into or exercisable or exchangeable for any of the foregoing (other than unexercised options issued to an employee, officer or director of the Borrower or the Guarantors or any Subsidiary pursuant to an incentive option plan or otherwise), or any agreement or commitment to issue any of the foregoing.

            “Event of Default” means any of the events set forth in Section 8.1 hereof.

            “Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

            “Excluded Taxes” means (i) Taxes imposed on or measured by net income or net profits of a Lender (or any assignee thereof), (ii) capital taxes or franchise taxes, (iii) any branch profits taxes, in each case under clauses (i) through (iii) imposed pursuant to the laws of Canada, the United States or a political subdivision of Canada or the United States or the jurisdiction in which a Lender (or such assignee) is organized, in which it is or is otherwise deemed to be resident for tax purposes or in which its principal office or applicable lending office is located or in which it is or is otherwise deemed to be carrying on or engaged in a trade or business for tax purposes (other than solely as the result of entering into any of the Loan Documents or receiving any payments or taking any actions thereunder), or any subdivision thereof or therein, (iv) Taxes that would not have been imposed but for a failure of a Lender (or an assignee) to comply with certification, information or other reporting requirements concerning the organization, residence or identity of a Lender (or such assignee) if such compliance is required by Applicable Law or by a Governmental Agency, (v) except during the existence of an Event of Default, Taxes imposed or withheld because a Lender does not deal at arm's length with the Borrower or because a Lender or a person not dealing at arm's length with a Lender is a "specified shareholder" of the Borrower within the meaning of subsection 18(4) of the Income Tax Act (Canada).

            “Existing Senior Lenders” means each of: (a) The K2 Principal Fund LP, being a holder of a senior unsecured promissory note maturing January 15, 2015 issued by the Corporation on December 24, 2012 in the aggregate principal amount of $4,000,000, (b) [redacted name], being a holder of a senior unsecured promissory note maturing January 15, 2015 issued by the Corporation on December 27, 2012 in the aggregate principal amount of $1,400,000, (c) [redacted name], being a holder of a senior unsecured promissory note maturing January 15, 2015 issued by the Corporation on December 27, 2012 in the aggregate principal amount of $1,400,000, (d) [redacted name], being a holder of a senior unsecured promissory note maturing January 15, 2015 issued by the Corporation on December 27, 2012 in the aggregate principal amount of $100,000, and (e) [redacted name], being a holder of a senior unsecured promissory note maturing January 15, 2015 issued by the Corporation on December 27, 2012 in the aggregate principal amount of $100,000.

            "Fair Market Value" means, with respect to any asset, property or service, the price that could be negotiated in an arm's length free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under pressure or compulsion to complete the transaction.

            “Fire Creek Property” means the lands and claims described in Schedule 4.6 as the Fire Creek Property.

            “Fire Creek Technical Report” means the technical report titled “Technical Report (Amended): Fire Creek Exploration Project, Lander County, Nevada”, dated November 14, 2013 (effective date of August 31, 2013), as amended, prepared by Mark Odell, P.E., Principal Engineer, Practical Mining LLC, Karl Swanson, Independent Mining & Geological Consultant, SME, MAusIMM, and Michele White, Geologic Consultant, CPG #11252 AIPG, All One River GIS.

            “Fiscal Year” means each twelve (12) month period ending on the last day of December in each year.

            "Franco Nevada Gold Purchase and Royalty Agreements" means: (i) the gold purchase agreement dated as of the date hereof between the Borrower, as seller, and Franco-Nevada Corporation, as buyer , and (ii) the royalty agreement dated as of the date hereof between the Borrower, as parent, Klondex Gold & Silver Mining Company, as owner and Franco-Nevada U.S. Corporation, as payee.

            “General Security Agreements” means, collectively, (i) the general security agreement granted by the Borrower in form and substance satisfactory to the Lenders, and (ii) the general security agreement or security agreement granted by each Guarantor in form and substance satisfactory to the Lenders.

            “GMP” means GMP Securities L.P.

            “Governmental Agency” means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) subdivision, agent, commission, board, or authority of any of the foregoing; or (c) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

            “Governmental Licenses” has the meaning assigned to that term in Section 4.12 hereof.

            “Guarantee” means a guarantee by a Guarantor in favour of the Lenders, in form and substance satisfactory to the Lenders, and the “Guarantees” means the guarantees of each Guarantor in favour of the Lenders.

            “Guarantee Obligations” shall mean, as to any Person, any obligation of such Person guaranteeing or intended to guarantee any Indebtedness of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including any obligation of such Person, whether or not contingent: (a) to purchase any such Indebtedness or any property constituting direct or indirect security therefor, (b) to advance or supply funds, (i) for the purchase or payment of any such Indebtedness, or (ii) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (c) to purchase property, securities or services primarily for the purpose of assuring the owner of any such Indebtedness of the ability of the primary obligor to make payment of such Indebtedness, or (d) otherwise to assure or hold harmless the owner of such Indebtedness against loss in respect thereof; provided, however, that the term “Guarantee Obligations” shall not include endorsements of instruments for deposit or collection in the ordinary course of business or customary and reasonable indemnity obligations in effect on the Closing Date. The amount of any Guarantee Obligation shall be deemed to be an amount equal to the stated or determinable amount of the Indebtedness in respect of which such Guarantee Obligation is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof (assuming such Person is required to perform thereunder) as determined by such Person in good faith.

            “Guarantors” means, collectively, the Initial Guarantors and the Midas Guarantors.

            “Hazardous Material” means all or any of the following: substances that are defined or listed in, or otherwise classified pursuant to, any Environmental Laws or regulations as “hazardous substances”, “hazardous materials”, “hazardous wastes”, “toxic substances” or any other formulation intended to define, list or classify substances by reason of deleterious properties such as ignitability, corrosivity, reactivity, carcinogenicity, or toxicity.

            “Hedging Agreement” means any hedging contract, forward contract, swap agreement, futures contract or other price protection agreement.

            “IFRS” means generally accepted accounting standards as from time to time set forth in the statements issued by the International Accounting Standards Board (IASB) and includes International Financial Reporting Standards and interpretations approved by the IASB.

            “Indebtedness” as applied to each Loan Party, means without duplication: (a) all obligations of such Loan Party for borrowed money, or with respect to advances of any kind, (b) all obligations of such Loan Party evidenced by bonds, debentures, notes or similar instruments, or mandatorily redeemable or exchangeable stock, (c) all obligations of such Loan Party upon which interest charges are customarily paid, (d) all obligations of such Loan Party under conditional sale or other title retention agreements relating to property acquired by such Loan Party, (e) all obligations of such Loan Party in respect of the deferred purchase price of property or services (excluding current accounts payable incurred in the ordinary course of business and excluding installments of premiums payable with respect to policies of insurance contracted for in the ordinary course of business), (f) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Loan Party, whether or not the Indebtedness secured thereby has been assumed, (g) all Guarantee Obligations by such Loan Party of Indebtedness of others, (h) all obligations under Capitalized Leases of such Loan Party, (i) all obligations, contingent or otherwise, of such Loan Party as an account party in respect of letters of credit and letters of guarantee, (j) all obligations, contingent or otherwise, of such Loan Party in respect of bankers’ acceptances, (k) any other contingent or off-balance sheet transactions (including Hedging Agreements). The Indebtedness of each Loan Party shall include the Indebtedness of any other entity (including any partnership in which any Loan Party is a general partner) to the extent such Loan Party is liable therefor as a result of such Loan Party’s ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness expressly provide that such Loan Party is not liable therefor, (l) all obligations of such Loan Party under any contract for the sale, purchase or exchange, or for future delivery of commodities (whether or not such commodities are to be delivered or exchanged), and (m) all obligations of such Loan Party under any gold stream agreements or similar agreement that would have a Material Adverse Effect on the Charged Property, including, without limitation, any royalty agreements entered into after the date hereof without the prior written consent of the Required Lenders.

            “Indemnified Taxes” means any and all Taxes other than Excluded Taxes.

            "Initial Guarantors" means 0985472 B.C. Ltd., Klondex Buyer and Klondex Gold & Silver Mining Company.

            “Initial Loan Parties” means, collectively, the Borrower, 0985472 B.C. Ltd., Klondex Buyer and Klondex Gold & Silver Mining Company.

            “Intercreditor Agreement” means that intercreditor agreement entered into on the date hereof between the Security Agent, the Loan Parties and Franco-Nevada Corporation;

            “Interest Payment Date” means the 30th day of each month commencing on February 28, 2014 computed on the basis of twelve annual payments and a 360-day year (each payment being for the actual number of days in the monthly period), and on the basis of the actual number of days elapsed in any period that is less than monthly.

            “Investment” means, directly or indirectly, any advance, account receivable (other than an account receivable arising in the ordinary course of business), loan or capital contribution to (by means of transfers of property to others, payments for property or services for the account or use of others or otherwise), the purchase of any Capital Stock, bonds, notes or debentures of, the acquisition, by purchase or otherwise, of all or substantially all of the business or assets or stock or other evidence of beneficial ownership of, any Person or the making of any investment in any Person. Investments shall exclude (i) extensions of trade credit on commercially reasonable terms in accordance with normal trade practices and (ii) the repurchase of securities of any Person by such Person.

            “Joinder Agreement” means that joinder agreement entered into between the Midas Guarantors and the Security Agent, the form of which is included at Schedule J.

            “Klondex Buyer” means Klondex Holdings (USA) Inc.

            “Lender” means a person whose name is set forth on the execution pages hereof under the heading “Lenders”, together with its successors and assigns permitted pursuant to Section 10.1 hereof.

            “Lender Information” has the meaning assigned to that term in Section 5.2(F)(i) hereof.

            “Liabilities” has the meaning given to that term in accordance with IFRS and includes, without limitation, all Indebtedness.

            “Lien” means any lien, mortgage, pledge, security interest, charge or encumbrance of any kind, whether voluntary or involuntary, (including any conditional sale or other title retention agreement, any lease in the nature thereof, and any agreement to give any security interest).

            “Loan” has the meaning assigned to that term in Section 2.1(A) hereof.

            “Loan Documents” means this Agreement, the Mortgages, the Blocked Account Agreement, the Guarantees, the General Security Agreements, the Securities Pledge Agreement, the Joinder Agreement, the Intercreditor Agreement and all other instruments, documents, guarantees and agreements executed by or on behalf of any Loan Party and delivered concurrently herewith or at any time hereafter to or for the Lenders in connection with the Loan or any other transaction contemplated by this Agreement, all as amended, restated, supplemented or modified from time to time.

            “Loan Party” means those parties set out in Exhibit I, and include the Borrower, the Restricted Subsidiaries and any other Person (other than the Lenders or the Security Agent) which is or becomes a party to any Loan Document (other than the Intercreditor Agreement).

            “Material Adverse Effect” means an event or circumstances taken alone or in conjunction with other events or circumstances that has or could be reasonably expected to have a material adverse effect upon (a) the business, operations, properties, creditworthiness, assets or condition (financial or otherwise) of the Material Loan Parties, taken as a whole, (b) the ability of any Material Loan Party to perform its obligations under any Loan Document to which it is a party, (c) the amount which the Lenders would be likely to receive upon the liquidation of the Charged Property, or (d) the validity or enforceability of any Loan Documents provided by a Material Loan Party or the rights and remedies of the Lenders hereunder.

            “Material Contract” means a contract to which a Material Loan Party is a party, the breach, non-performance, non-enforceability or cancellation of which or the failure of which to renew could have a Material Adverse Effect.

            “Material Loan Party” means the Borrower and each of the Material Subsidiaries.

            “Material Subsidiaries” means the Guarantors.

            “Maturity Date” means August 11, 2017.

            "Midas Guarantors" means, collectively, Newmont Midas Holdings Limited and Newmont Midas Operations Inc.

            “Midas Mine Project” means the Midas mine and related ore milling facility located in Nevada.

            “Midas Mine Property” means the lands and claims described in Schedule 4.6 as the Midas Mine Property.

            “Mining Properties” means, in respect of any Loan Party, the Midas Mine Property and the Fire Creek Property owned or leased by such Loan Party.

            “Mortgages” means the Deed of Trust, Assignment of Leases and Rents and Security Agreement issued by Initial Guarantors and the Deed of Trust, Assignment of Leases and Rents and Security Agreement issued by Midas Guarantors identified on Schedule 3.1(A) granted by certain Loan Parties in favor of the Security Agent to secure the Obligations.

            "Net Cash Proceeds" means the aggregate cash proceeds received by the Borrower or any of its Restricted Subsidiaries in respect of any Asset Disposition (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Disposition), net of: (1) the direct costs relating to such Asset Disposition, including, without limitation, legal, accounting and investment banking and brokerage fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Disposition; (2) taxes paid or payable as a result of the Asset Disposition, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements; (3) any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with IFRS; (4) in the case of any Asset Disposition by a Restricted Subsidiary, payments to holders of Capital Stock in such Restricted Subsidiary in such capacity (other than such Capital Stock held by the Borrower or any Restricted Subsidiary thereof) to the extent that such payment is required to permit the distribution of such proceeds in respect of the Capital Stock in such Restricted Subsidiary held by the Borrower or any Restricted Subsidiary thereof; and (5) appropriate amounts to be provided by the Borrower or its Restricted Subsidiaries as a reserve against liabilities associated with such Asset Disposition, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Disposition, all as determined in accordance with IFRS; provided that: (a) excess amounts set aside for payment of taxes pursuant to clause (2) above remaining after such taxes have been paid in full or the statute of limitations therefor has expired; and (b) amounts initially held in reserve pursuant to clause (5) no longer so held, will, in the case of each of subclause (a) and (b), at that time become Net Cash Proceeds; provided that Cash Equivalents in which the Borrower or a Restricted Subsidiary has an individual beneficial ownership will not be deemed to be received by the Borrower or a Restricted Subsidiary until such time as such Cash Equivalents are free from any restrictions under agreements with the other beneficial owners of such Cash Equivalents which prevent the Borrower or a Restricted Subsidiary from applying such cash and/or Cash Equivalents to any use permitted under Section 7.3 hereof or to purchase Term Notes.

            “NI 45-106” means National Instrument 45-106 - Prospectus and Registration Exemptions of the Canadian Securities Administrators.

            “Obligations” means all obligations, liabilities and indebtedness of every nature of each Loan Party from time to time owed to the Lenders under the Loan Documents including the principal amount of the Loan, all debts, claims and indebtedness (whether incurred before or after the Maturity Date), accrued and unpaid interest and all fees, costs and expenses, whether primary, secondary, direct, contingent, fixed or otherwise, heretofore, now and/or from time to time hereafter owing, due or payable including, without limitation, all interest, fees, costs and expenses accrued or incurred after the filing of any petition under any bankruptcy or insolvency law.

            “Offering Jurisdictions” means such provinces and territories of Canada as may be agreed upon by the Borrower and the Security Agent.

            “Officer’s Certificate” means a certificate signed in the name of a Loan Party by any of the Chief Executive Officer, the Chief Financial Officer, Corporate Secretary or any other senior executive officer of such Loan Party.

           “OSC” means the Ontario Securities Commission.

           “Permitted Dispositions” are those dispositions listed in Schedule 4.23.

            “Permitted Encumbrances” means the following types of Liens:

                                (A)        Liens securing the Obligations;

                                 (B)        Liens granted by a Loan Party to secure Indebtedness or other obligations owed to any other Loan Party;

                                 (C)        Liens for taxes, assessments and governmental charges (other than Environmental Claims) the payment of which is not yet due and payable or which are being contested in good faith by a Loan Party and by appropriate proceedings promptly initiated and diligently conducted, and a reserve or other appropriate provision, if any, as shall be required by IFRS shall have been made therefor;

                                 (D)        Liens imposed by Applicable Law, such as carrier’s, warehousemen’s, mechanic’s, materialmen’s and other similar Liens securing obligations (other than Indebtedness for borrowed money) that are being contested in good faith and by appropriate proceedings promptly initiated and diligently conducted, and a reserve or other appropriate provision, if any, as shall be required by IFRS shall have been made therefor;

                                 (E)        Liens arising under Capitalized Leases of less than or equal to US$[redacted dollar amount], in aggregate at any time, or Liens securing purchase money Indebtedness or of purchase money mortgages and any other Lien on equipment acquired, leased or held with a fair market value less than or equal to US$[redacted dollar amount], on an aggregate basis at any time (including equipment held as lessee under a leveraged lease) in the ordinary course of business to secure the purchase price of or rental payments with respect to such equipment or to secure Indebtedness incurred for the purpose of financing the acquisition (including acquisitions as lessee under leveraged leases), construction or improvement of any such equipment to be subject to such Liens existing on any such equipment at the time of such acquisition, or extensions, renewals or replacements of any of the foregoing for the same or a lesser amount, provided that (x) no such Lien shall extend to or cover any equipment other than the equipment being acquired, constructed or improved, and no such extension, renewal or replacement shall extend to or cover any property not theretofore subject to the Lien being extended, renewed or replaced; (y) the principal amount of the Indebtedness secured by any such Lien, or any extension, renewal or replacement thereof, shall not exceed the greater of the fair market value or the cost of the property so held or acquired;

                                 (F)        the Borrower deposits and pledges of cash or securities (only to the extent such deposits or pledges are incurred or otherwise arise in the ordinary course of business and secure obligations not past due) securing (i) the performance of bids, tenders, leases, contracts (other than for the payment of money) or statutory obligations or (ii) obligations on surety or appeal or performance bonds, including those to support or secure reclamation in accordance with Applicable Law, as required by any Governmental Agency to support or secure reclamation in accordance with Applicable Laws, and, in each case, only to the extent such deposits or pledges are incurred or otherwise arise in the ordinary course of business and secure obligations not past due;

                                 (G)        pledges, deposits and Liens in connection with workers’ compensation, employment insurance and other similar legislation and deposits securing liability to insurance carriers under insurance or self-insurance arrangements to the extent required by Applicable Law;

                                 (H)        rights of set-off or bankers’ Liens upon deposits of cash or broker’s Liens upon securities in favour of financial institutions, banks or other depositary institutions to a maximum of $10,000;

                                 (I)        survey exceptions, title defects, easements, zoning restrictions and similar encumbrances on real property and minor irregularities in the title thereto that do not (i) secure obligations for the payment of money or (ii) materially adversely impair the value of such property or its use by any Loan Party in the normal conduct of such Person’s business;

                                 (J)        Liens given in the ordinary course of business to a public utility or any municipality or governmental or other public authority when required by such utility or municipality or governmental or other authority in connection with the operations of any Loan Party;

                                 (K)        with respect to Liens set forth in clause (E), replacement liens in respect of any refinancing or the replacement of the underlying Indebtedness provided such refinancing or replacement does not increase the then-outstanding principal balance of such Indebtedness being refinanced or replaced;

                                 (L)        Liens which could not cause a Material Adverse Effect, arising or potentially arising under statutory provisions (other than Environmental Laws) which have not at the time been filed or registered in accordance with Applicable Law or of which written notice has not been duly given in accordance with Applicable Law or which, although filed or registered, relate to obligations not due or delinquent;

                                 (M)        the right reserved to or vested in any government or Governmental Agency by any statutory provision or by the terms of any lease, licence, franchise, grant or permit of the Person, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof;

                                 (N)        Liens arising from the right of distress enjoyed by landlords or Liens otherwise granted to landlords, in either case, to secure the payment of arrears of rent in respect of leased properties;

                                 (O)        Encumbrances identified in any title opinions delivered as of the date hereof in connection with the satisfaction of the conditions precedent set out in Section 3.1;

                                 (P)        Liens identified on Schedule 1.1(A);

                                 (Q)        Liens securing Indebtedness which is postponed and subordinated to the Obligations to the satisfaction of the Required Lenders, acting reasonably, including but not limited to any Second Lien Secured Obligations; and

                                 (R)        Liens arising under the Franco Nevada Gold Purchase and Royalty Agreements.

            “Permitted Indebtedness” means, for any Person, the following types of Indebtedness:

                   (A)        Indebtedness under any of the Loan Documents;

                   (B)        Indebtedness owing to another Loan Party;

                   (C)        Indebtedness secured by Permitted Encumbrances;

                   (D)        Guarantee Obligations incurred by (i) Restricted Subsidiaries in respect of Indebtedness of the Borrower or other Restricted Subsidiaries that is permitted to be incurred under this Agreement and (ii) the Borrower in respect of Indebtedness of the Restricted Subsidiaries that is permitted to be incurred under this Agreement;

                   (E)        trade payables and normal accruals in the ordinary course of business not yet due and payable or with respect to which such Loan Party is contesting in good faith the amount or validity thereof by appropriate proceedings and then only to the extent that such Loan Party has established adequate reserves therefor, if required under IFRS;

                   (F)        Indebtedness incurred after the date hereof which is expressly postponed and subordinated to the Obligations in a principal amount no greater than US$[redacted dollar amount], which is either (i) unsecured or (ii) secured by a second priority Lien on the Charged Property (or any part thereof), provided such Indebtedness is postponed and subordinated to the Obligations to the satisfaction of the Required Lenders, acting reasonably ("Second Lien Secured Obligations");

                   (G)        Indebtedness of a Restricted Subsidiary incurred and outstanding on or prior to the date on which such Restricted Subsidiary was acquired by the Borrower or a Restricted Subsidiary or otherwise became a Restricted Subsidiary (other than Indebtedness incurred as consideration of, or to provide all or any portion of the funds or credit support utilized to consummate, or otherwise in contemplation of, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Subsidiary of, or was otherwise acquired by, the Borrower or a Restricted Subsidiary); provided, however, that on the date that such Restricted Subsidiary is acquired by the Borrower or a Restricted Subsidiary, either (x) the Borrower and the Restricted Subsidiaries would have been able to incur $1.00 of additional Indebtedness pursuant to the Debt Incurrence Test, after giving pro forma effect to the incurrence of such Indebtedness and the acquisition of such Restricted Subsidiary, or (y) the Consolidated Coverage Ratio would be no less than the Consolidated Coverage Ratio immediately prior to such transactions;

                   (H)        Indebtedness arising under agreements providing for indemnification, adjustment of purchase price or similar obligations, in each case incurred or assumed in connection with the acquisition or disposition of a business, assets or Capital Stock of a Restricted Subsidiary; provided, however, that, in the case of a disposition, the maximum aggregate liability in respect of such Indebtedness will at no time exceed the gross proceeds actually received by the Borrower or such Restricted Subsidiary in connection with such disposition;

                   (I)        the negative or “out of the money” marked-to-market value of any Liabilities in respect of hedging or similar transaction and other similar off-balance sheet liabilities after giving effect to any netting arrangements permitted under the applicable Hedging Agreement; provided, however in any case, such Hedging Agreement (including, without limitation, similar transaction and other similar off-balance sheet liability) is permitted by the terms of this Agreement;

                   (J)        unsecured Indebtedness owed to any Person providing property, casualty, liability, or other insurance to the Borrower or any Loan Party, so long as the amount of such Indebtedness is not in excess of $[redacted dollar amount], and shall be incurred only to defer the cost of such insurance for the year in which such Indebtedness is incurred and such Indebtedness is outstanding only during such year; and

                   (K)        Indebtedness identified on Schedule 1.1(B).

            “Permitted Investments” means, for any Person, Investments or Restricted Payments made on or after the date of this Agreement consisting of:

                   (A)        Investments or Restricted Payments by the Borrower, or by a Loan Party, in the Borrower or a Loan Party;

                   (B)        cash or Cash Equivalents;

                   (C)        accounts receivable of any Loan Party generated in the ordinary course of business;

                   (D)        Investments arising out of a Permitted Merger Transaction;

                   (E)        any acquisition of assets or capital stock, which assets or capital stock are thereafter to be included as Charged Property, solely in exchange for the issuance of equity interests (other than Disqualified Capital Stock) of the Borrower;

                   (F)        Investments represented by Hedging Agreements entered into in accordance with Section 7.2;

                   (G)        other guarantees otherwise permitted by the terms of this Agreement; and

                   (H)        other Investments not to exceed $1 million in the aggregate.

            “Permitted Merger Transaction” means any merger, amalgamation, arrangement or consolidation transaction:

                   (A)        among or with any other Loan Party; or

                   (B)        whereby all or substantially all of the undertaking, property and assets of a Loan Party would become the property of any other Person or, in the case of an amalgamation, of the successor company resulting therefrom, or whereby the obligation of the Borrower or any other Loan Party to pay amounts under this Agreement or any other Loan Document would become subject to novation or assumed or undertaken by any other such Person or successor company, (such Person or successor company, the "Successor Corporation") where:

                          (i)        if either of the predecessors of the Successor Corporation was the Borrower, the Successor Corporation is the Borrower;

                          (ii)        if either of the predecessors of the Successor Corporation was a Guarantor, the Successor Corporation is a Guarantor or the Borrower;

                          (iii)        if either of the predecessors of the Successor Corporation was a Material Subsidiary, the Successor Corporation is a Material Subsidiary or the Borrower;

                          (iv)        the Successor Corporation shall execute and/or deliver to the Security Agent an agreement supplemental hereto in form reasonably satisfactory to the Security Agent and execute and/or deliver such other instruments, if any, which to the reasonable satisfaction of the Security Agent are necessary to evidence (x) the assumption by the Successor Corporation of liability under each Loan Document to which it is a party for the due and punctual payment of all money payable by the Borrower or such Guarantor, as the case may be, thereunder, and (y) the covenant of the Successor Corporation to pay the same and (z) the agreement of the Successor Corporation to observe and perform all the covenants and obligations of the Borrower or such Guarantor, as the case may be, under each Loan Document and to be bound by all the terms of each Loan Document so far as they relate to the Borrower or such Guarantor, as the case may be, which instruments, if any, shall be in form reasonably satisfactory to the Security Agent; provided there shall be no obligation to deliver such instruments if the Successor Corporation is not a Guarantor or the Borrower;

                          (v)        such transaction shall, to the reasonable satisfaction of the Security Agent, be upon such terms as to preserve and not to impair any of the rights and powers of the Security Agent, the Lenders and each of them hereunder;

                          (vi)        such transaction will not result in any claim for increased costs pursuant to Section 2.3 or result in any Tax being levied on or payable by the Security Agent or any Lender in relation to the Term Notes and the Warrants (except for Excluded Taxes);

                          (vii)        such transaction will not cause, or have the result of the Security Agent, the Lenders or any of them being in default under, non-compliance with, or violation of, any Applicable Law;

                          (viii)        if the Successor Corporation is a Guarantor or the Borrower, an opinion of counsel to the Successor Corporation substantially in the form and as to matters addressed in the opinion of counsel delivered pursuant to Section 3.1(A) shall have been delivered to the Security Agent;

                          (ix)        such transactions will not, in the opinion of the Security Agent acting reasonably, have a Material Adverse Effect; and

                          (x)        no Default or Event of Default shall have occurred and be continuing or will occur as a result of such transaction.

            “Person” means and includes natural persons, corporations, limited partnerships, general partnerships, limited liability companies, joint stock companies, joint ventures, associations, companies, trusts, banks, trust companies, land trusts, business trusts or other organizations, whether or not legal entities, and governments and Governmental Agencies and political subdivisions thereof.

            “Purchase Agreement” means the stock purchase agreement dated December 4, 2013 between the Borrower, Klondex Buyer, and Newmont USA Limited, as may be amended or supplemented from time to time, pursuant to which the Borrower has agreed, directly or indirectly, to acquire all of the issued and outstanding shares of Newmont Midas Holdings Limited, which indirectly owns and operates the Midas Mine Project.

            “Purchased Securities” has the meaning assigned to that term in Section 5.1 hereof.

            “Required Lenders” means at any time Lenders holding more than fifty and one-tenth percent (50.1%) of the outstanding principal balance of the Loan.

            “Restricted Payment” means any of the following: (i) the declaration or payment of any dividend or any other distribution or payment on capital of any Loan Party or any payment made to the direct or indirect holders (in their capacities as such) of capital of the Loan Parties, (ii) the purchase, redemption or other acquisition or retirement for value of any Equity Securities, (iii) the making of any principal payment on, or the purchase, defeasance, repurchase, redemption or other acquisition or retirement for value, prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment, of any Indebtedness, (iv) the making of any Investment or guarantee of any Investment in any Person other than a Permitted Investment, (v) any action of any of the Loan Parties under or in relation to the Purchase Documents (as defined in the Intercreditor Agreement) that would require or result in the making of any payment or delivery by any of the Loan Parties in advance of any scheduled mandatory payment or delivery date, and (vi) forgiveness of any Indebtedness of an Affiliate of the Borrower (other than a Loan Party) to a Loan Party.

            “Restricted Subsidiary” means any Subsidiary that is not an Unrestricted Subsidiary.

            “Second Lien Secured Obligations” has the meaning assigned to that term in the definition of “Permitted Indebtedness” in Section 1.1 hereof.

            “Securities Laws” means the securities legislation and regulations of, and the instruments, policies, rules, orders and notices of the applicable securities regulatory authority or applicable securities regulatory authorities of, the applicable jurisdiction, or jurisdictions, collectively.

            “Securities Pledge Agreements” means, collectively, (i) the securities pledge agreement granted by the Borrower in form and substance satisfactory to the Lenders, acting reasonably, and (ii) the securities pledge agreement or agreements granted by certain of the Guarantors in form and substance satisfactory to the Lenders, acting reasonably.

            “Security Agent” means Royal Capital Management Corp.

            “Solvent” means, as to any Person(s), such Person(s) who (a) own(s) and will own saleable assets the higher of book value and fair market value which are (i) greater than the total amount of its Indebtedness and (ii) greater than the amount that will be required to pay the actual or probable liabilities, subordinated, contingent or otherwise, of such Person(s) individually and taken as a whole (as applicable) as they become absolute or mature; and (b) do or does (as applicable) not intend to incur and do or does (as applicable) not believe that it or they (as applicable) will incur debts, subordinated, contingent or otherwise, beyond its or their (as applicable) ability to pay such debts as they become due, absolute and matured.

            “Subsidiary” means, if applicable, with respect to any Person, any corporation, association or other business entity of which more than fifty percent (50%) of the total voting power of Capital Stock entitling the holder thereof (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or Controlled, directly or indirectly, by such Person (or any of its other Subsidiaries).

            “Taxes” means all foreign and domestic federal, provincial, state, municipal and other governmental taxes, levies, imposts, deductions, charges, claims, and assessments and withholdings, and all liabilities with respect thereto (including, without limitation, interest and penalties).

            “Term Note” means a Senior Secured Term Note of Borrower in the form of Attachment A hereto, issued pursuant to Section 2.1(B) hereof.

            “Transfer” has the meaning assigned to that term in Section 4.23(B) hereof.

            “TSX” means the Toronto Stock Exchange.

            “United States” and “U.S.” means the United States of America.

            "Unrestricted Subsidiary" means any Subsidiary of the Borrower that is designated by the Borrower after February 11, 2014 as an Unrestricted Subsidiary, but only to the extent that such Subsidiary:

                          (A)        is not party to any agreement, contract, arrangement or understanding with the Borrower or any Restricted Subsidiary of the Borrower unless the terms of any such agreement, contract, arrangement or understanding are no less favourable to the Borrower or such Restricted Subsidiary than those that could reasonably be expected to be obtained at the time from Persons who are not Affiliates of the Borrower;

                          (B)        is a Person with respect to which neither the Borrower nor any of its Restricted Subsidiaries has any direct or indirect obligation: (a) to subscribe for additional Capital Stock; or (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results;

                          (C)        such designation will not, in the opinion of the Security Agent acting reasonably, have a Material Adverse Effect; and

                          (D)        immediately after giving effect to such designation, has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Borrower or any of its Restricted Subsidiaries.

            Any designation of a Restricted Subsidiary of the Borrower as an Unrestricted Subsidiary will be evidenced to the Security Agent by filing with the Security Agent an officers' certificate certifying that such designation complied with the preceding conditions and the conditions described under Section 6.13. If, at any time, any Unrestricted Subsidiary should fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of this Agreement and any Indebtedness, Investments, or Liens on the property, of such Subsidiary will be deemed to be incurred or made by a Loan Party as of such date and, if such Indebtedness, Investments or Liens are not permitted to be incurred or made as of such date under this Agreement, the Borrower will be in Default hereunder.

     "U.S. GAAP" means accounting principles generally accepted in the United States.

     “U.S. Securities Act” means the United States Securities Act of 1933, as amended.

     “Warrant” has the meaning assigned to that term in Section 3.1(G) hereof.

            1.2        Accounting Terms.

            For purposes of this Agreement, all accounting terms not otherwise defined herein including assets and liabilities shall have the meanings assigned to such terms in conformity with IFRS. Financial statements and other information furnished to the Lenders pursuant to Section 6.1 hereof shall be prepared in accordance with IFRS or U.S. GAAP, as applicable.

            1.3        Other Definitional Provisions.

            References to “Sections”, “subsections”, “Exhibits” and “Schedules” shall be to Sections, subsections, Exhibits and Schedules, respectively, of this Agreement unless otherwise specifically provided. Any of the terms defined in Section 1.1 may, unless the context otherwise requires, be used in the singular or the plural depending on the reference. In this Agreement, words importing any gender include the other genders; the words “including,” “includes” and “include” shall be deemed to be followed by the words “without limitation”; except as otherwise indicated (e.g., by references to agreements “as in effect as of the date hereof” or words to that effect), references to agreements and other contractual instruments shall be deemed to include subsequent amendments, assignments, and other modifications thereto, but only to the extent such amendments, assignments and other modifications are not prohibited by the terms of this Agreement or any other Loan Document; references to Persons include their respective permitted successors and assigns or, in the case of governmental Persons, Persons succeeding to the relevant functions of such Persons; and all references to statutes and related regulations shall include any amendments of same and any successor statutes and regulations.

SECTION 2
LOAN

            2.1        Loan/Borrowing Procedure/Evidence of Indebtedness.

                                 (A)        Subject to the terms and conditions of this Agreement and in reliance upon the representations and warranties of the Loan Parties set forth herein and in the other Loan Documents, the Lenders agree to loan to the Borrower $25,000,000 (the “Loan”) at a price of $975 per $1,000 principal amount of the Loan, reflecting an original issue discount of 2.5%. Each Lender shall make advances available hereunder on the basis of such Lender’s Commitment, as set forth in Exhibit 1 annexed hereto. Each Lender is as of the date hereof a Canadian Resident.

                                 (B)        The Loan made by the Lenders shall be evidenced by one or more Term Notes executed and delivered by the Borrower in favour of each of the Lenders in the amount of such Lender’s Commitment.

            2.2        Use of Proceeds.

            The proceeds of the Loan shall be used exclusively (a) for the Eligible Purpose, and (b) to fund general working capital and additional expenditures of the Borrower or a Loan Party.

            2.3        Taxes.

                                 (A)        Any and all amounts payable to the Lenders by any Loan Party hereunder or under any other Loan Document shall be made free and clear of and without deduction or withholding for any and all Indemnified Taxes, except for Taxes required to be withheld or deducted by Applicable Law or the interpretation thereof by the applicable Governmental Agency.

                                 (B)        If, as a result of a change in Applicable Law or any interpretation thereof from and after the date hereof, any Loan Party is required by Applicable Law or the interpretation thereof by the applicable Governmental Agency to deduct or withhold any Indemnified Taxes from or in respect of any amount payable hereunder to a Lender, (1) except if such Loan party is required to deduct or withhold any Indemnified Taxes as a result of a Lender as of the date hereof which is a Canadian Resident ceasing to be a Canadian Resident, the amount so payable shall be increased by such additional amount as may be necessary so that after making all required deductions or withholdings (including, without limitation, deductions or withholdings applicable to additional amounts payable under this Section 2.3), the Lenders shall receive a net amount equal to the full amount it would have received if no such deduction or withholding had been made; (2) such Loan Party shall make such deductions or withholdings and (3) such Loan Party shall remit, when due, the full amount of Taxes so deducted or withheld to the applicable Governmental Agency in accordance with Applicable Law.

                                 (C)        Whenever any Indemnified Taxes are remitted by any Loan Party pursuant to this Section 2.3, as promptly as possible thereafter such Loan Party shall send to the Lenders, a certified copy of an original official receipt received by such Loan Party showing payment thereof.

                                 (D)        Each Loan Party shall pay and shall indemnify and hold harmless any Lender within fifteen Business Days after written demand therefor, for the full amount of any Indemnified Taxes imposed on, or paid by such Lender, except to the extent that such Indemnified Taxes have been paid to the appropriate Governmental Agency by the Loan Party pursuant to Section 2.3(B), whether or not they were correctly or legally asserted. A certificate containing reasonable detail as to the amount of such Indemnified Taxes submitted to the relevant Loan Party by such Lender shall be conclusive evidence, absent manifest error, of the amount due from such Loan Party to such Lender.

                                 (E)        If a Lender has received a refund of or reduction in Taxes as to which it has been indemnified by a Loan Party or with respect to which a Loan Party has paid additional amounts pursuant to this Section 2.3, it shall pay to the Loan Party an amount equal to such refund or reduction (but only to the extent of indemnity payments made, or additional amounts paid, by the Loan Party under this Section 2.3 with respect to Taxes giving rise to such refund or reduction), net of all out-of-pocket expenses of such Lender and without interest (other than any net after-Tax interest paid by the relevant Governmental Agency with respect to such refund or reduction). The Loan Party, upon the request of such Lender, agrees to repay the amount paid over to the Loan Party (plus any penalties, interest or other charges imposed by the relevant Governmental Agency) to such Lender if it is required to repay such refund or reduction to such Governmental Agency. This paragraph shall not be construed to require such Lender to make available its tax returns (or any other information relating to its taxes that it deems confidential) to any Loan Party or any other person, to arrange its affairs in any particular manner or to claim any available refund or reduction in Taxes.

                                 (F)        The agreements in this Section 2.3 shall survive the termination of this Agreement and the payment and satisfaction of the Loan and all other Obligations hereunder.

            2.4        Payments and Prepayments.

                                 (A)        Interest. The unpaid balance of the Loan shall bear interest from the date hereof, payable in monthly payments in arrears on the 30th day of each month in each year. The first such payment will fall due on February 28, 2014. For certainty, the first interest payment will include interest accrued and unpaid from and including the Closing Date, up to, but excluding, the first Interest Payment Date.

                                 (B)        Default Rate. In the event that any amount of principal of or interest on any Loan, or any other amount payable hereunder or under the Loan Documents, is not paid in full when due (whether at stated maturity, by acceleration or otherwise), the Borrower shall pay interest on such unpaid principal, interest or other amount, from the date such amount becomes due until the date such amount is paid in full, payable on demand, at a rate per annum equal at all times to [redacted rate per annum]% per annum, subject to Applicable Law. Additionally, and without limiting the foregoing, during the existence of any Event of Default, the Borrower shall pay interest on the unpaid principal amount of the Loan, at a rate per annum equal to at all times to 20.00% per annum, subject to Applicable Law. Payment of any such interest at the rate described above shall not constitute a waiver of any Event of Default and shall be without prejudice to the right of the Lenders to exercise any of their rights and remedies under the Loan Documents.

                                 (C)        Applicable Rate. Subject to Section 2.4(B), interest shall accrue on the unpaid principal balance of each Loan on a monthly basis from the date of such Loan until the repayment thereof, at a rate per annum equal to eleven percent (11%) (the "Applicable Rate").

                                 (D)        Payments on Business Days. Whenever any payment to be made hereunder shall be stated to be due on a day that is not a Business Day, the payment may be made on the next succeeding Business Day and such extension of time shall be included in the computation of the amount of interest or fees due hereunder. The Borrower shall make each payment under the Loan Documents unconditionally in full without setoff, counterclaim or, to the extent permitted by Applicable Law, other defense, and free and clear of, and without reduction for or on account of, any present and future taxes or withholdings, and all liabilities with respect thereto. Each payment shall be made by wire transfer and not later than 12:00 p.m. (Eastern time) on the day when due to the Security Agent on behalf of each Lender in Dollars and in same day funds, or such other funds as shall be separately agreed upon by the Borrower and the Security Agent on behalf of each of the Lenders, in accordance with the Security Agent on behalf of each Lender’s payment instructions.

                                 (E)        Time of Payment. All payments received by a Lender on a Business Day before 12:00 p.m. (Eastern time) shall be treated as having been received by such Lender on that day; payments made after such time on a Business Day shall be treated as having been received by such Lender on the next following Business Day. Receipt of a payment by the Security Agent shall constitute receipt by the applicable Lender.

                                 (F)        Computations. For purposes of disclosure pursuant to the Interest Act (Canada), the annual rates of interest or fees to which the rates of interest or fees provided in this Agreement and the other Loan Documents (and stated herein or therein, as applicable, to be computed on the basis of 360 days or any other period of time less than a calendar year) are equivalent are the rates so determined multiplied by the actual number of days in the applicable calendar year and divided by 360 or such other period of time, respectively.

                                 (G)        Highest Lawful Rate. The Borrower agrees to pay an effective rate of interest equal to the sum of (i) the interest otherwise payable pursuant to Sections 2.5(A) and (B) of this Agreement, plus (ii) the additional interest, if any, which may be deemed to result from any charge or fee in the nature of interest from time to time to be paid by the Borrower pursuant to the terms of this Agreement, any other Loan Document or other document executed and delivered in connection herewith. The total liability of the Borrower for the payment of such interest shall not exceed the applicable limit imposed by the usury laws of any applicable jurisdiction. If a Lender receives interest in an amount which exceeds such limit, such excess amount shall be applied instead to the reduction of the unpaid principal balance and not to the payment of interest, or at such Lender’s election the surplus shall be remitted to the Borrower by such Lender, and the Borrower hereby agrees to accept such remittance.

                                 (H)        Amortization. Commencing January 31, 2015, the Borrower shall repay to the Security Agent for and on behalf of the Lenders an amount of four million Dollars ($4,000,000) per year towards the balance of the Loan, payable in equal monthly installments on the 30th day of each month.

                                 (I)        Repayment of Balance. The Borrower shall repay to the Security Agent for and on behalf of the Lenders the unpaid balance of the Loan and accrued and unpaid interest of the Loan outstanding on the Maturity Date.

                                 (J)        Application. After the exercise of remedies provided for in Section 8.2 (or after the Loan has automatically become immediately due and payable as set forth in Section 8.2), each payment by or on behalf of the Borrower hereunder shall, unless a specific determination is made by the Lenders with respect thereto, be applied (i) first, to any costs, expenses and other amounts (other than principal and interest) due the Lenders; (ii) second, to accrued and unpaid interest due the Lender; and (iii) third, to principal due the Lenders. In the event any payment of principal is made other than on the Maturity Date or as required pursuant to Section 2.4(H), and as a result the Lenders incur any costs or expenses (whether in connection with the repayment by it of corresponding amounts to its own funding source or otherwise), then the Borrower shall, upon demand and provision of details, pay the amount of such costs and expenses to the Lenders (provided however such costs and expenses shall not include loss of profits).

                                 (K)        Purchase for Cancellation. The Term Notes (or any portion thereof) may be purchased by the Borrower for cancellation at any time in the market or by tender or private contract so long as the Borrower is not then in Default and would not trigger a Default by virtue of such purchase, and provided that the remaining Lenders are given no less than twenty Business Days' advance written notice of the proposed terms and closing date of such purchase and the right to match such terms, on a pro rata basis to their respective Loan holdings, by written notice to each of the Borrower and the intended vendor given no more than ten Business Days following receipt of the aforementioned written notice.

            2.5        Redemption.

                                 (A)        Redemption. On and after February 11, 2015, the Term Notes will be redeemable at the option of the Borrower at any time in accordance with the terms of this Section 2.5 with notice to be as provided for in Section 2.5(B). The Term Notes may be redeemed prior to the Maturity Date, in whole or in part, from time to time on and after February 11, 2015 at the option of the Borrower in accordance with Section 2.5(C) at a price (the “Redemption Price”) equal to the unpaid principal balance of the Term Notes to be redeemed multiplied by the percentage indicated in the chart below (the “Principal Redemption Factor”), plus accrued and unpaid interest thereon:

Date	Principal Redemption Factor
February 11, 2015 to February 10, 2016	104%
February 11, 2016 to February 10, 2017	102%
February 11, 2017 to August 11, 2017	100%

In such circumstances, accrued and unpaid interest will be paid to but excluding the Redemption Date.

                                 (B)        Partial Redemption. If less than all the entire unpaid principal balance of the Loan is to be redeemed, the Term Notes to be so redeemed shall be selected by the Borrower on a pro rata basis in accordance with the principal amount of the Term Notes registered in the name of each Lender. In the event that one or more of such Term Notes becomes subject to redemption in part only, upon surrender of any such Term Notes for payment of the Redemption Price, together with interest accrued to but excluding the Redemption Date, the Borrower shall execute and deliver without charge to the Lender which holds such Term Notes or upon such Lender’s order one or more new Term Notes for the unredeemed part of the principal amount of the Term Note or Term Notes so surrendered.

                                 (C)        Notice of Redemption. Notice of redemption (the “Redemption Notice”) of Term Notes shall be given to the Lenders not more than 60 days nor less than 40 days prior to the date fixed for redemption (the “Redemption Date”). Every such notice shall specify the aggregate principal amount of Term Notes called for redemption, the Redemption Date, the Redemption Price, together with a statement that accrued and unpaid interest will be paid to but excluding the Redemption Date, and the places of payment and shall state that interest upon the principal amount of Term Notes called for redemption shall cease to accrue and be payable from and after the Redemption Date. In addition, unless all the outstanding Term Notes are to be redeemed, the Redemption Notice shall specify:

                                               (i)        the distinguishing letters and numbers of the Term Notes which are to be redeemed; and

                                               (ii)        in all cases, the principal amounts of such Term Notes or, if any such Note is to be redeemed in part only, the principal amount of such part.

                                 (D)        Term Notes due on Redemption Date. Notice having been given as provided in paragraph (C) above, all the Term Notes so called for redemption shall thereupon be and become due and payable at the Redemption Price, together with accrued and unpaid interest to but excluding the Redemption Date, on the Redemption Date specified in such notice, in the same manner and with the same effect as if it were the Maturity Date, anything therein or herein to the contrary notwithstanding, and from and after such Redemption Date, if the monies necessary to redeem such Term Notes shall have been paid to the Lenders in immediately available funds as provided in Section 2.5(E), interest upon the Term Notes shall cease.

                                 (E)        Payment of Redemption Monies. Redemption of Term Notes shall be provided for by the Borrower paying to the Lenders (or as they otherwise direct), on or before 12:00 p.m. (Eastern time) in immediately available funds on the Business Day immediately prior to the Redemption Date specified in the Redemption Notice, such sums of money as may be sufficient to pay the Redemption Price of the Term Notes so called for redemption, plus a sum of money sufficient to pay accrued and unpaid interest thereon up to but excluding the Redemption Date.

                                 (F)        Failure to Surrender Term Notes Called for Redemption. In case the holder of any Term Note so called for redemption shall fail on or before the Redemption Date to surrender such Term Note for redemption, such redemption monies may be set aside in trust, without interest, in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the relevant Lender of the sum so set aside and, to that extent, the Term Note shall thereafter not be considered as outstanding hereunder and such relevant Lender shall have no other right except to receive payment, out of the monies so paid and deposited upon surrender and delivery of such Term Note of the Redemption Price of such Term Note, plus accrued interest and unpaid interest to the Redemption Date. In the event that any money required to be deposited hereunder with any paying agent on account of principal, premium, if any, or interest, if any, on such Term Note shall remain so deposited for a period of six years from the Redemption Date, then such monies shall at the end of such period be paid over or delivered over by such paying agent to the Borrower on its demand, subject to Applicable Laws, thereafter the holder of a Term Note in respect of which such money was so repaid to the Borrower shall have no rights in respect thereof except to obtain payment of the money due from the Borrower, subject to any limitation period provided by the laws of the Province of Ontario.

                                 (G)        Cancellation. Subject to the provisions of this Section 2.5 as to Term Notes redeemed in whole or in part, all Term Notes redeemed and paid whose obligations have been satisfied under this Section 2.5 shall forthwith be delivered to the Borrower and cancelled and no Term Notes shall be issued in substitution therefor.

            2.6        Change of Control.

                                 (A)        Change of Control. At any time following the consummation of a Change of Control (a “Change of Control Trigger Event”), subject to the provisions and conditions of this Section 2.6, the Borrower shall be obligated to offer to purchase all of the Term Notes then outstanding. The terms and conditions of such obligation are set forth in this Section 2.6.

                                 (B)        Mechanics. Within ten days following a Change of Control Trigger Event, the Borrower shall deliver to each of the Lenders a notice stating that there has been a Change of Control Trigger Event and specifying the dates on which such Change of Control Trigger Event occurred and the circumstances or events giving rise to such Change of Control Trigger Event (a “Change of Control Notice”) together with an offer in writing from the Borrower (the “Change of Control Purchase Offer”) to purchase, on the Change of Control Purchase Date (as defined below), all (or any portion actually tendered to such offer) of the Term Notes then outstanding from the holders thereof made in accordance with the requirements of Applicable Law at a price per Term Note equal to the unpaid principal balance of Term Note multiplied by the percentage below under “Change of Control Principal Repayment Factor” plus accrued and unpaid interest thereon (together, the “Offer Price”) to the Change of Control Purchase Date:

Date	Change of Control Principal Repayment Factor
On or prior to February 10, 2015	106%
February 11, 2015 to February 10, 2016	104%
February 11, 2016 to February 10, 2017	102%
February 11, 2017 to August 11, 2017	100%

The “Change of Control Purchase Date” shall be the 20th day after the date that the Change of Control Notice and Change of Control Purchase Offer are delivered or mailed to the Lenders.

                                 (C)        Threshold Level. If 90% or more in aggregate principal amount of Term Notes outstanding on the date the Change of Control Notice and the Change of Control Purchase Offer are delivered or mailed to the Lenders have been tendered for purchase and not withdrawn pursuant to the Change of Control Purchase Offer on the Change of Control Purchase Date, the Borrower has the right upon written notice (the “90% Redemption Right Notice”) provided to the Lenders within 10 days following the Change of Control Purchase Date, to redeem all the Term Notes which would otherwise remain outstanding immediately following the Change of Control Purchase Date at the Offer Price as at the Change of Control Purchase Date (the “90% Redemption Right”). The 90% Redemption Right Notice shall provide that: (A) the Borrower has exercised the 90% Redemption Right and is purchasing all outstanding Term Notes effective as of the Change of Control Purchase Date at the Offer Price, and shall include a calculation of the amount payable to such holder as payment of the Offer Price as at the Change of Control Purchase Date; and (B) each such holder must transfer his, her or its interest in Term Notes on the same terms as those holders that accepted the Change of Control Purchase Offer did and must send his, her or its Term Notes (if not then represented by a global certificate), duly endorsed for transfer, to the Security Agent within 10 days after the sending of such notice by the Borrower (the last day of such 10 day period being referred to herein as the “90% Redemption Right Tender Date”).

                                 (D)        Payment. The Borrower shall, on or before 12:00 p.m. (Eastern time) on the Business Day immediately prior to the Change of Control Purchase Date in respect of Term Notes to be purchased or redeemed pursuant to Section 2.6, and on or before the delivery of the 90% Redemption Right Notice in respect of the exercise of the 90% Redemption Right, deliver in immediately available funds to the Lenders such sums of money as may be sufficient to pay the Offer Price of the Term Notes to be purchased or redeemed by the Borrower.

                                 (E)        Due and Payable. Term Notes for which Lenders have accepted the Change of Control Purchase Offer and Term Notes which the Borrower has elected to redeem in accordance with Section 2.6(C) shall become due and payable at the Offer Price in cash in the same manner and with the same effect as if the Change of Control Purchase Date were the Maturity Date, anything therein or herein to the contrary notwithstanding and notwithstanding that the actual purchase thereof may be subsequent to the Change of Control Purchase Date, and from and after the Change of Control Purchase Date, if the money necessary to purchase or redeem the Term Notes shall have been deposited as provided in Section 2.6(D), interest on the Term Notes shall cease.

                                 (F)        Failure to Surrender Term Notes. In case any Lender which holds a Term Note to be purchased or redeemed in accordance with this Section 2.6 shall fail on or before the Change of Control Purchase Date in respect of a purchase or redemption pursuant to Section 2.6(C) or on or before the 90% Redemption Right Tender Date in respect of a purchase or redemption pursuant to the 90% Redemption Right, so to surrender such Term Note or shall not within such time accept payment of the monies payable, or give such receipt therefor, if any, as the Borrower may require, such monies may be set aside in trust, without interest, in a Canadian chartered bank, and such setting aside shall for all purposes be deemed a payment to such Lender of the sum so set aside and such Lender shall have no other right except to receive payment of the monies so paid and deposited, upon surrender and delivery of such Term Note. In the event that any money required to be deposited hereunder with any chartered bank on account of principal or interest, if any, on Term Notes issued hereunder shall remain so deposited for a period of six years from the Change of Control Purchase Date, then such monies, together with any accumulated interest thereon, shall at the end of such period be paid over or delivered over by the chartered bank, to the Borrower and the Borrower shall not be responsible to any Lender for any amounts owing to them and subject to Applicable Laws thereafter the holder of the Term Note in respect of which such money was so repaid to the Borrower shall have no rights in respect thereof except to obtain payment due from the Borrower, subject to any limitation period provided by the laws of the Province of Ontario.

SECTION 3
CONDITIONS TO ADVANCE

            3.1        Conditions to Loan.

            The obligation of the Lenders to make the Loan is subject to the satisfaction (as determined by the Lenders) of all of the conditions set forth in this Section 3.1.

                                 (A)        Closing Deliveries. The Lenders shall have received, in form and substance satisfactory to the Security Agent, acting reasonably, all documents, instruments and information identified on Schedule 3.1(A).

                                 (B)        Security Interests; Pledge. The Lenders shall have received, in form and substance satisfactory to the Security Agent, acting reasonably, evidence that all Liens granted to the Lenders pursuant to this Agreement or the other applicable Loan Documents have been duly perfected and constitute valid Liens on the Charged Property, with priority over all other Liens subject only to Permitted Encumbrances, it being acknowledged and agreed by the Lenders that security over the Midas Guarantors and the Midas Mine Project will be granted as soon as practicable following funding of the Loan and completion of the Acquisition.

                                 (C)        Representations and Warranties. The representations and warranties contained herein and in the Loan Documents shall be true, correct and complete on and as of the Closing Date to the same extent as though made on and as of the Closing Date, except for any representation or warranty limited by its terms to a specific date.

                                 (D)        No Default. No event shall have occurred and be continuing, or would result from the making of the Loan or the entry into and performance under the Loan Documents, that would constitute an Event of Default or a Default.

                                 (E)        Performance of Agreements. Each Loan Party shall have performed all agreements and satisfied all conditions which any Loan Document provides shall be performed by such Loan Party on or before the Closing Date.

                                 (F)        No Prohibition. No order, judgment or decree of any court, arbitrator or Governmental Agency shall purport to enjoin or restrain Lenders from advancing the Loan.

                                 (G)        Warrants. The Borrower shall have issued to each of the Lenders, on a pro rata basis in accordance with the principal amount of the Term Notes registered in the name of each Lender, a warrant (each a “Warrant”) in substantially the form attached hereto as Schedule 3.1(G)) for the number of Common Shares representing its respective pro rata share of the aggregate of 3,100,000 Common Shares.

                                 (H)        TSX Approval. The TSX shall have conditionally approved for listing the 3,100,000 Common Shares underlying the Warrants, subject only to satisfaction by the Borrower of the conditions imposed by the TSX in its conditional approval letter.

                                 (I)        Discharges. The Security Agent shall have received such discharges from the Existing Senior Lenders as it requires, each in form and substance satisfactory to the Security Agent, acting reasonably.

                                 (J)        Acquisition. All conditions, undertakings and other matters to be satisfied, completed and otherwise met prior to the completion of the Acquisition shall have been satisfied, completed, waived or otherwise met, or shall be capable of being satisfied, completed or met, other than the satisfaction of closing payment obligations of the Borrower, substantially in accordance with the Purchase Agreement, and the Security Agent must be satisfied, acting reasonably, that the closing payment obligations of the Borrower set forth in the Purchase Agreement can be satisfied immediately following the advance hereunder in accordance with the terms of the Purchase Agreement.

                                 (K)        No Material Adverse Effect. The Security Agent shall have received a certificate of an officer of the Borrower stating that nothing has occurred from September 30, 2013 to the date hereof which could have a Material Adverse Effect.

SECTION 4
BORROWER’S REPRESENTATIONS AND WARRANTIES

            To induce the Lenders to enter into this Agreement, and to fund the Loan, the Loan Parties (as applicable) represent and warrant to the Lenders that the following statements are true correct and complete. Such representations and warranties, and all other representations and warranties made by each of the Borrower and the Loan Parties, herein or in the other Loan Documents, shall survive the execution and delivery of this Agreement and the closing contemplated hereby:

            4.1        Organization; Powers; Capitalization.

                                 (A)        Organization and Powers. Each Loan Party is an entity duly organized, validly existing and, where applicable, in good standing under the laws of the jurisdiction of its incorporation or formation and is qualified to do business in all jurisdictions where such qualification is required except where failure to be so qualified could not have a Material Adverse Effect. Each Loan Party has all requisite power and authority to own and operate its properties, to carry on its business as now conducted and proposed to be conducted and to enter into each Loan Document to which it is a party and to consummate the transactions contemplated by each of the Loan Documents and otherwise to carry out its obligations hereunder and thereunder.

                                 (B)        Capitalization. As of the date hereof, the Capital Stock of each Subsidiary of the Borrower is as set forth on Schedule 4.1(B). All Capital Stock of each Subsidiary of the Borrower is duly authorized and validly issued, fully paid, non-assessable, free and clear of all Liens other than Permitted Encumbrances and such shares of Capital Stock were issued in compliance with all applicable provincial, local, state and federal laws concerning the issuance of securities. As of the date hereof, no Capital Stock of any Guarantor is issued and outstanding other than described above. As of the date hereof, except as set forth in the Purchase Agreement, there are no preemptive or other outstanding rights, options, warrants, conversion rights or similar agreements or understandings for the purchase or acquisition from any Loan Party of any Equity Securities.

            4.2        Authorization of Borrowing; No Conflict.

            Each of Borrower and each Guarantor has the power and authority to incur the Obligations, and, with respect to the Guarantors, to grant Liens in the Charged Property. The execution, delivery and performance of the Loan Documents by the Loan Parties have (or will, on or prior to the Closing Date or Acquisition Date, as applicable, have) been duly authorized by all necessary company and shareholder action. The execution, delivery and performance of the Loan Documents by the Loan Parties and the consummation of the transactions contemplated by this Agreement and the other Loan Documents by the Loan Parties, do not contravene and will not be in contravention of any Applicable Law, the corporate charter or bylaws or articles of organization (or the equivalent of any of the foregoing, if applicable) of any Loan Party or any agreement or order by which they or any of their property is bound. This Agreement and the other Loan Documents when executed and delivered, are and will be, legally valid and binding obligations of the respective Loan Parties party thereto, enforceable against each such Loan Party in accordance with their respective terms except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and subject to any equitable principles limiting the right to obtain specific performance of any such obligation.

            4.3        Financial Condition.

            The financial statements for the years ended December 31, 2012 and December 31, 2011, together with the related notes, concerning the Initial Loan Parties which have been furnished by Borrower to the Lenders pursuant to this Agreement have been prepared in accordance with IFRS consistently applied throughout the periods involved (except as disclosed therein); do present fairly, the Consolidated financial condition of the Initial Loan Parties as at the dates thereof and the results of their operations for the periods then ended, and accurately reflect the financial condition of the Initial Loan Parties in all material respects as at such date; and there has been no event or development which has had, or is reasonably likely to have, a Material Adverse Effect since December 31, 2012.

            4.4        Off-Balance Sheet Transactions.

            As at the date hereof, except as set forth in Schedule 4.4 or in the Purchase Agreement, there are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of any Loan Party with unconsolidated entities or other Persons that may have a current or future effect on the financial condition, changes in financial condition, results of operations, earnings, cash flow, liquidity, capital expenditures, capital resources, or significant components of revenues or expenses of a Loan Party other than Permitted Indebtedness and Hedging Agreements not prohibited pursuant to Section 7.2.

            4.5        Indebtedness and Liabilities.

            As of the date hereof, no Loan Party has any Indebtedness, except for Permitted Indebtedness or in each case, as reflected on the most recent financial statements delivered to Lenders on or before the Closing Date or, in each case, as incurred in the ordinary course of business following the date of the most recent financial statements delivered to Lenders for the years ended December 31, 2012 and December 31, 2011.

            4.6        Title to Properties; Liens

                                 (A)        None of the Loan Parties are in default or breach, in any material respect, of any real property lease, and none of the Loan Parties has received any notice or other communication from the owner or manager of any real property leased by any of the Loan Parties that any of the Loan Parties is not in compliance, in any material respect, with any real property lease, and to the knowledge of the Loan Parties, no such notice or other communication is pending or has been threatened;

                                 (B)        Subject to Permitted Encumbrances, the Loan Parties hold freehold title, mining leases, patented mining claims, unpatented mining claims (subject to the paramount title retained by the United States), mining concessions or other conventional proprietary interests or rights recognized in Nevada, United States, in respect of the ore bodies and minerals in such mining properties under valid, subsisting and enforceable title documents, contracts, leases, licenses of occupation, mining claims, mining concessions, permits, or other recognized and enforceable instruments and documents, sufficient to permit the Borrower or one of the other Loan Parties, as the case may be, to explore for, extract, exploit, remove, process or refine the minerals relating thereto. In addition, the Loan Parties have all necessary surface rights, access rights and water rights, and all other presently required rights and interests granting the Borrower or one of the other Loan Parties, as the case may be, the rights and ability to explore for, mine, extract, remove or process the minerals derived from each material mining property described in the Documents, with only such exceptions as are described in the Documents. Each of the aforementioned interests and rights is currently in good standing with all rents and assessments having been fully and timely paid.

            4.7        Litigation

            Except as set forth in Schedule 4.7 or Schedule 4.11 or as disclosed to the Lenders in writing, there is not pending or, to the knowledge of any Loan Party, threatened, any action, charge, claim, demand, suit, proceeding, petition, governmental investigation or arbitration by, against or affecting any Material Loan Party or any property of any Material Loan Party that could have a Material Adverse Effect, and to the knowledge of the Loan Parties nothing has occurred and no development in any such action, charge, claim, demand, suit, proceeding, petition, governmental investigation or arbitration has occurred that could have a Material Adverse Effect.

            4.8        Payment of Taxes.

            All Tax returns and reports of the Loan Parties required to be filed by them have been timely filed, and all Taxes upon such Persons and upon their respective properties, assets, income and franchises which are shown on such returns as due and payable, have been paid when due and payable except where failure to file or pay could not have a Material Adverse Effect. Except as set forth on Schedule 4.8, as of the date hereof, none of the income tax returns of the Loan Parties is under audit and none of the Loan Parties has any knowledge of actual or potential Tax deficiency. No tax liens (other than Permitted Encumbrances) have been filed or are being asserted with respect to any such Taxes. The charges, accruals and reserves on the books of Borrower and the other Loan Parties in respect of any Taxes are in accordance with IFRS or U.S. GAAP, as applicable.

            4.9        Performance of Agreements.

            No Loan Party is in default in the performance, observance or fulfillment of any of the material obligations, covenants or conditions contained in any Material Contract, and no condition exists that, with the giving of notice or the lapse of time or both, would constitute such a default, which in any case could have a Material Adverse Effect.

            4.10      Broker’s Fees.

            Except as set forth on Schedule 4.10, no Loan Party has agreed to pay any broker’s or finder’s fee or commissions with respect to the execution or delivery of this Agreement by the Loan Parties.

            4.11      Environmental Compliance.

            Except (A) as set forth in Schedule 4.11 or (B) as could not have a Material Adverse Effect, each Loan Party is in compliance with all applicable Environmental Laws, including obtaining and maintaining in effect all Approvals required by applicable Environmental Laws. Except as set forth in Schedule 4.11, there are no Environmental Claims asserted or, to each Loan Party’s knowledge, threatened against any Loan Party or relating to any real property currently or formerly owned, leased or operated by each Loan Party which could constitute a Material Adverse Effect.

            4.12      Mining Properties.

            Each of the Loan Parties possesses such permits, licenses, approvals, consents and other authorizations issued by a Governmental Agency (collectively, “Governmental Licenses”) necessary to conduct the business now operated by them, except where the failure to so possess, individually or in the aggregate, could not have a Material Adverse Effect. Each of the Loan Parties is in compliance with the terms and conditions of all such Governmental Licenses, except where the failure to so comply could not, individually or in the aggregate, have a Material Adverse Effect.

            4.13      Solvency.

            After giving effect to the transactions contemplated by the Loan Documents and the Purchase Agreement, and, as of, from and after the Acquisition Date, the Loan Parties taken as a whole are and shall be Solvent (and for greater certainty each Loan Party, jointly and severally, being responsible for the Obligations hereunder and therefore the aggregate amount of the Obligations shall not be treated as separate liabilities and accounted for multiple times for each of the Loan Parties but instead one aggregate amount of Obligations being the joint and several responsibility of the Loan Parties).

            4.14      Insurance.

            Each Loan Party maintains insurance policies for public liability, property damage for its business and properties, of types and in amounts customarily carried or maintained by Persons of established reputation engaged in similar businesses; and, as of the date hereof, no notice of cancellation has been received with respect to such policies and each Loan Party is in compliance in all material respects with all conditions contained in such policies. Notwithstanding the foregoing, no representation is made as to the adequacy of any such insurance. No Loan Party has failed to give any material notice or present any material claim or material incident (including, without limitation, environmental) under any insurance policy in a due and timely manner.

            4.15      Compliance with Laws.

            Except as set forth on Schedule 4.7 or Schedule 4.11, no Loan Party is in violation of any law, ordinance, rule, regulation, order, judgment, policy, guideline or other requirement of any domestic or foreign government or any Governmental Agency having jurisdiction over the conduct of its business or the ownership of its properties (including, without limitation, National Instrument 43-101), which violation would subject any Loan Party or any of its officers to criminal liability or could have a Material Adverse Effect, which has not been provided to the Lenders.

            4.16      Subsidiaries.

            As of the date hereof, the Initial Guarantors are the only direct or indirect Subsidiaries of the Borrower. As of the Acquisition Date, the Guarantors will be the only direct or indirect Subsidiaries of the Borrower.

            4.17      Affiliate Transactions.

            Except as disclosed in the Documents or in the Purchase Agreement, no Loan Party is conducting, permitting or suffering to be conducted, transactions with any Affiliate other than transactions among Loan Parties or transactions entered into in the ordinary course of business on terms not materially less favourable to the applicable Loan Party than as would be obtainable in a comparable transaction with Persons at arm’s length with the Loan Party.

            4.18      Employee Matters.

            Except as set forth in Schedule 4.18 as of the date hereof: (a) Borrower’s and the other Loan Parties’ employees are not subject to any collective bargaining agreement, (b) no petition for certification or union election is pending with respect to the employees of Borrower and the other Loan Parties and no union or collective bargaining unit has sought such certification or recognition with respect to the employees of Borrower and the other Loan Parties, (c) there are no strikes, slowdowns, work stoppages or controversies pending or to the best of Loan Parties’ knowledge, threatened between Borrower and the other Loan Parties and their employees, other than employee grievances arising in the ordinary course of business which could not have, either individually or in the aggregate, a Material Adverse Effect, and (d) there are no pension, deferred compensation, bonus or incentive compensation, share option or purchase, severance, termination pay, hospitalization or other medical benefit, life or other insurance, vision, dental, drug, sick leave, disability, salary continuation, vacation, supplemental unemployment benefits, profit sharing, incentive or other compensation, mortgage assistance, retirement compensation arrangement, group registered retirement savings, deferred profit sharing, employee profit sharing, savings, retirement or supplemental retirement or any other employee benefit plan, program or arrangement, whether funded or unfunded, formal or informal for the benefit of employees or former employees of any of the Loan Parties, except as required by Applicable Law or otherwise disclosed to the Lenders.

            4.19      Absence of Defaults.

            As of the date hereof no Loan Party is in material default under its articles of incorporation, certificates of formation, bylaws or operating agreements or similar entity governance documents, and no event has occurred, which has not been remedied (to the extent expressly permitted hereunder) or waived in writing by the Lenders, which constitutes a default or an event of default, or which constitutes, or, to the knowledge of any Loan Party, which with the passage of time or giving of notice or both would constitute, a default or event of default by any Loan Party under any Material Contract or material judgment, decree or order to which any Loan Party is a party or by which any Loan Party’s properties may be bound or which would require any Loan Party to make any payment under any of the foregoing prior to the scheduled maturity date therefor except where such event could not have Material Adverse Effect.

            4.20      Loans to Shareholders, Directors, Officers or Affiliates.

            Except as set forth in the Purchase Agreement, as of the date hereof, the Loan Parties have not made any loans or advances to or for the benefit of any shareholder, director, officer or Affiliate of a Loan Party, nor will any such loans be made while the Obligations are outstanding except for loans that constitute Permitted Investments (including, without limitation, intercompany loans which constitute Permitted Investments).

            4.21      Subsidiary Rights.

            Subject to Permitted Encumbrances, each Loan Party has or will, upon the Acquisition Date, have the unrestricted right to vote, and (subject to limitations imposed by Applicable Law) to receive dividends and distributions on, all Capital Stock of its Subsidiaries.

            4.22      Reporting Issuer not in Default.

            The Borrower is a reporting issuer in each of the provinces of Canada, except the Province of Quebec, not in default in any material respect of any requirement under applicable securities laws.

            4.23      Absence of Changes.

            Since September 30, 2013:

                                 (A)        there has not been any damage, destruction, loss, or other event, development or condition of any character (whether or not covered by insurance) that could have a Material Adverse Effect;

                                 (B)        other than in respect of Permitted Dispositions, no Initial Loan Party has transferred, assigned, sold or otherwise disposed of (each a “Transfer”) any material assets shown or reflected in its financial statements or cancelled any material debts or entitlements;

                                 (C)        no Initial Loan Party has, directly or indirectly, (i) declared or paid any dividends or declared or made any other payments or distribution on or in respect of any of its shares and (ii) purchased or otherwise acquired any of its shares other than distributions to and redemptions from Initial Loan Parties; or

                                (D)        no Initial Loan Party has authorized, agreed or otherwise become committed to do any of the foregoing.

            4.24      Contingent Liabilities.

            There are no contingent liabilities affecting the Loan Parties, in excess of the liabilities that are either reflected or reserved against in the financial statements (or notes thereto) referred to in Sections 6.1(B) and 6.1(D), which are material to the Loan Parties or which are not Permitted Indebtedness.

            4.25      Material Contracts.

            To the Loan Parties’ knowledge, no other party to any Material Contract is in default thereunder. Each Material Contract is in full force and effect and is a legal, valid and binding obligation of each Loan Party thereto except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and subject to any equitable principles limiting the right to obtain specific performance of any such obligation.

            4.26      Capitalized Leases.

            Except as set forth on Schedule 4.26, as of the date hereof, none of the Loan Parties is party to any Capitalized Leases.

            4.27      Acquisition.

     To the Borrower's knowledge, no event has occurred or condition exists which is reasonably likely to prevent the Acquisition from being completed concurrently with the funding of the Loan in accordance with the terms of the Purchase Agreement.

            4.28      Disclosure.

            None of the representations or warranties made by the Borrower or any other Loan Party in the Loan Documents as of the date of such representations and warranties, and, to the best knowledge of the Loan Parties’ current officers and directors, none of the statements contained in any other information with respect to the Borrower and the other Loan Parties, including each exhibit or report, furnished by or on behalf of the Borrower to the Lenders in connection with the Loan Documents or the Acquisition, contains any untrue statement of a material fact or omits any material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they are made, not misleading. To the best knowledge of the Loan Parties, current officers and directors, there is no material fact known to any Loan Party that has had or could have a Material Adverse Effect and that has not been fully disclosed herein or in such other documents, certificates and statements furnished to the Lenders for use in connection with the transactions contemplated hereby..

SECTION 5
LENDERS' ACKNOWLEDGEMENTS

            5.1        Prospectus Exemptions

            The sale of the Term Notes and the Warrants (collectively referred to herein as the "Purchased Securities") by the Borrower to the Lenders is conditional upon such sale being exempt, under Applicable Law, from the requirements as to the filing of a prospectus and as to the preparation of an offering memorandum or similar document.

            Each of the Lenders acknowledges and agrees that:

                                 (A)        they, and, if applicable, others for whom they are contracting hereunder, have not received, nor have they requested nor had any need to receive, or been provided with a prospectus, offering memorandum (within the meaning of the Securities Laws of the Offering Jurisdictions) or any document purporting to describe the business and affairs of the Borrower or any similar document;

                                 (B)        without diminishing the representations and warranties hereunder, they, or, if applicable, others for whom they are contracting hereunder, acknowledge that they have had such opportunity as they have deemed adequate to conduct all due diligence investigations regarding the business, financial position, condition and prospects of the Borrower and its Subsidiaries as is necessary to permit them to evaluate the merits and risks of their investment in the Purchased Securities;

                                 (C)        they or, if applicable, others for whom they are contracting hereunder, acknowledge that they, or, if applicable, others for whom they are contracting hereunder are solely responsible for obtaining such tax, investment, legal and other professional advice as they consider appropriate in connection with the execution, delivery and performance by them of this Agreement and the transactions contemplated hereunder (including, but not limited to, with respect to applicable resale and transfer restrictions);

                                 (D)        as a consequence of the sale being exempt from the prospectus requirements of the Securities Laws of the Offering Jurisdictions:

                                               (i)        certain protections, rights and remedies provided by the Securities Laws of the Offering Jurisdictions, including statutory rights of rescission and certain statutory remedies against an issuer, underwriters, auditors, directors and officers that are available to investors who acquire securities offered by a prospectus, will not be available to them, or, if applicable, others for whom they are contracting hereunder,

                                               (ii)        the common law may not provide investors with an adequate remedy in the event that they suffer investment losses in connection with securities acquired in a private placement,

                                               (iii)        they, or, if applicable, others for whom they are contracting hereunder, may not receive information that would otherwise be required to be given under the Securities Laws of the Offering Jurisdictions, and

                                               (iv)        the Borrower is relieved from certain obligations that would otherwise apply under the Securities Laws of the Offering Jurisdictions;

            5.2        Additional Acknowledgements of the Lenders

                                 (A)        The Purchased Securities to be issued hereunder are not being purchased with knowledge of any material fact or material change regarding the Borrower or any of its Subsidiaries that has not been generally disclosed.

                                 (B)        Each Lender acknowledges and, if applicable, any beneficial purchaser for whom they contracting hereunder acknowledges, that no agency, governmental authority, securities commission or similar regulatory body, stock exchange or other entity has reviewed, passed on or made any finding or determination as to the merit for investment of the Purchased Securities nor have any such agencies or governmental authorities made any recommendation or endorsement with respect to the Purchased Securities.

                                 (C)        This Agreement has been duly executed and delivered and, when accepted by each of the Lenders, will constitute a legal, valid and binding obligation enforceable against each Lender and, if a Lender is signing this Agreement on behalf of a beneficial purchaser, also against such beneficial purchaser, in each case in accordance with the terms hereof.

                                 (D)        If any Lender is contracting hereunder as trustee or agent (including, for greater certainty, a portfolio manager or comparable adviser) for one or more beneficial purchasers, such Lender is authorized to execute and deliver this Agreement and all other necessary documentation in connection with the purchase of Purchased Securities made on behalf of such beneficial purchaser or beneficial purchasers and this Agreement has been authorized, executed and delivered on behalf of such beneficial purchaser or beneficial purchasers, and such Lender acknowledges that the Borrower may be required by law to disclose the identity of each beneficial purchaser for whom such Lender is contracting hereunder.

                                 (E)        The execution and delivery of this Agreement, the performance and compliance with the terms hereof, the purchase of the Purchased Securities and the completion of the transactions described herein by each Lender will not result in any material breach of, or be in conflict with or constitute a material default under, or create a state of facts which, after notice or lapse of time, or both, would, if any Lender is not or any beneficial purchaser for whom any Lender is contracting hereunder is not an individual, constitute a material default under any term or provision of such Lender's constating documents, by-laws or resolutions or the constating documents, by-laws or resolutions of any beneficial purchaser for whom such Lender is contracting hereunder, as the case may be, the Securities Laws or any other laws applicable to such Lender or any beneficial purchaser for whom such Lender is contracting hereunder, any agreement to which such Lender is or any beneficial purchaser for whom such Lender is contracting hereunder is a party, or any judgment, decree, order, statute, rule or regulation applicable to such Lender or any beneficial purchaser for whom such Lender is contracting hereunder.

                                 (F)        If any Lender is, or any beneficial purchaser for whom any Lender is contracting hereunder is a resident of, or, if not an individual, has its head office in, the Province of Ontario, such Lender acknowledges and, if applicable, any beneficial purchaser for whom such Lender is contracting hereunder acknowledges, that they have been notified:

                                               (i)        of the delivery to the OSC of information with respect to the Lender's full name, residential address (or head office) and telephone number, the number and type of securities received, the total value of such securities, the prospectus exemption relied upon by the Borrower and the date of distribution (collectively, the "Lender Information");

                                               (ii)        that the Lender Information is being collected indirectly by the OSC under the authority granted to it by the Securities Laws of Ontario;

                                               (iii)        that the Lender Information is being collected for the purposes of the administration and enforcement of the Securities Laws of Ontario;

                                               (iv)        that the Administrative Support Clerk of the OSC can be contacted at Suite 1903, Box 55, 20 Queen Street West, Toronto, Ontario M5H 3S8 or at (416) 593-3684 regarding any questions about the OSC's indirect collection of the Lender Information, and

                                               (v)        each Lender authorizes, or any beneficial purchaser for whom any Lender is contracting hereunder authorizes, the indirect collection of the Lender Information by the OSC.

                                 (G)        Each Lender undertakes and agrees that they will not offer or sell any Purchased Securities in the United States unless such securities are registered under the U.S. Securities Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available and, further, that they will not resell any such securities, except in accordance with the provisions of applicable securities legislation, regulations, rules, policies and orders and stock exchange rules.

                                 (H)        To the Lender’s knowledge, other than GMP and the Security Agent, there is no Person acting or purporting to act in connection with the transactions contemplated herein who is entitled to any brokerage or finder's fee. If any Person establishes a claim that any fee or other compensation is payable in connection with Agreement, and such Person was engaged by a Lender or Lenders to act in connection with the transactions contemplated herein, each Lender or any beneficial purchaser for whom any broker or finder is acting covenants to indemnify and hold harmless the Loan Parties and the Security Agent with respect thereto and with respect to all costs reasonably incurred in the defence thereof.

            5.3        Prospectus Exemptions for Canadian Purchasers.

            If any Lender is, or any beneficial purchaser for whom any Lender is contracting hereunder is, resident in, or otherwise subject to the Securities Laws of, a province of Canada, either of Section 5.3(A) or Section 5.3(B) below applies to such Lender:

                                 (A)        Accredited Investor.

                                               (i)        such Lender is either purchasing the Purchased Securities:

                   (A)        as principal and not for the benefit of any other person, or is deemed under NI 45-106 to be purchasing the Purchased Securities as principal, and, in either case, is an "accredited investor" within the meaning of NI 45-106; or

                   (B)        as agent for a beneficial purchaser disclosed on the execution pages of this Agreement, and is an agent or trustee with proper authority to execute all documents required in connection with the purchase of the Purchased Securities on behalf of such disclosed beneficial purchaser and such disclosed beneficial purchaser for whom such Lender is contracting hereunder is purchasing as principal and not for the benefit of any other person, or is deemed under NI 45-106 to be purchasing the Purchased Securities as principal, and, in either case, such disclosed beneficial purchaser is an "accredited investor" within the meaning of NI 45-106;

                                               (ii)        if such Lender, or the beneficial purchaser for whom such Lender is contracting hereunder is, as the case may be, a person, other than an individual or investment fund, that has net assets of at least $5,000,000, such Lender was not, or the beneficial purchaser for whom such Lender is contracting hereunder was not, as the case may be, created or used solely to purchase or hold securities as an "accredited investor"; and

                                               (iii)        such Lender has concurrently completed, executed and delivered a certificate in the form attached as Schedule 5.3(A) hereto.

                                 (B)        Minimum Amount Investment.

                                               (i)        such Lender is either purchasing the Purchased Securities:

                   (A)        as principal and not for the benefit of any other person, and such Lender' aggregate acquisition cost, payable by such Lender in cash, for the Purchased Securities is not less than $150,000; or

                   (B)        as agent for a beneficial purchaser disclosed on the execution pages of this Agreement, and such Lender is an agent or trustee with proper authority to execute all documents required in connection with the purchase of the Purchased Securities on behalf of such disclosed beneficial purchaser and such disclosed beneficial purchaser for whom such Lender is contracting hereunder is purchasing as principal and not for the benefit of any other person, and the aggregate acquisition cost to such disclosed beneficial purchaser, payable by such disclosed beneficial purchaser in cash, for the Purchased Securities is not less than $150,000; and

                                               (ii)        such Lender was not, or the beneficial purchaser for whom such Lender is contracting hereunder was not, as the case may be, created or used solely to purchase or hold securities in reliance on this exemption from the prospectus requirement.

     5.4        Legends.

            Each Lender acknowledges that all certificates or electronic confirmation representing the Term Notes (if applicable), the Warrants, and the Common Shares underlying the Warrants (if issued prior to the expiration of the applicable hold period), will bear, or be deemed to bear, in accordance with applicable Securities Laws, as of the Closing Date, legends substantially in the following form and with the necessary information inserted:

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE JUNE 12, 2014."

and

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE ("TSX"); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON TSX."

            5.5        Exemption under U.S. Securities Laws.

                                 (A)        Each Lender acknowledges the Purchased Securities and the common shares issuable upon exercise of the Warrants (the “Warrant Shares”) have not been and will not be registered under the U.S. Securities Act, and may not be offered, sold, pledged, delivered or otherwise transferred within the United States, other than pursuant to an effective registration statement or an applicable exemption from the registration requirements of the U.S. Securities Act and the securities laws of all applicable states of the United States.

                                 (B)        The Warrants may not be exercised by or on behalf of a person in the United States or a U.S. Person (as such term is defined in Rule 902(k) of Regulation S) unless such exercise is made in accordance with an applicable exemption from the registration requirements of the U.S. Securities Act and the securities laws of all applicable states of the United States, and the holder delivers an opinion of counsel to such effect, which opinion and counsel shall be acceptable to the Borrower.

                                 (C)        Each of the Lenders represents that it and, if applicable, others for whom it is contracting hereunder:

            (i)        is not a U.S. Person or a person in the United States;

                   (A)        is not and will not be purchasing the Purchased Securities for the account or benefit of any U.S. Person or person in the United States;

                   (B)        was not offered the Purchased Securities in the United States (as that term is defined in Rule 902 of Regulation S under the U.S. Securities Act); and

                   (C)        did not execute or deliver this Agreement in the United States.

SECTION 6
AFFIRMATIVE COVENANTS

            Each Loan Party covenants and agrees that until payment and performance in full of all Obligations, unless the Required Lenders shall otherwise give their prior written consent, each Loan Party shall perform all covenants in this Section 6 applicable to such Person:

            6.1        Financial Statements and Other Reports.

            Borrower shall maintain a system of accounting, and keep such books, records and accounts (which shall be true and complete in all material respects), as may be required or as may be necessary to permit the performance of an annual audit and the preparation of financial statements in accordance with IFRS, consistently applied. Borrower will deliver to each of the Lenders the financial statements and other reports described below until payment and performance in full of all Obligations.

                                 (A)        Quarterly Financials. As soon as available and in any event within 45 days after the end of each of the first, second and third fiscal quarters of each Fiscal Year, the Borrower shall deliver the Consolidated balance sheet of the Borrower, as adjusted in conformity with IFRS, as at the end of such fiscal quarter and the related Consolidated statements of income, shareholders’ equity and cash flow for such fiscal quarter and for the period from the beginning of such Fiscal Year to the end of such fiscal quarter.

                                 (B)        Year-End Financials and Other Reports. In addition to the relevant quarterly financial statements referred to in Section 6.1(A), as soon as available and in any event within 90 days after the end of each Fiscal Year, the Borrower shall deliver to Lenders: (1) the audited Consolidated and consolidating balance sheet of the Borrower and its Subsidiaries as at the end of such Fiscal Year and the related audited Consolidated and consolidating statements of income, shareholders’ equity and cash flow for such Fiscal Year; (2) a report with respect to such audited financial statements from the Borrower’s auditors, which report shall be unqualified as to going concern and scope of audit of the Borrower and its Subsidiaries and shall state that (a) such audited financial statements present fairly the Consolidated financial position of the Borrower as at the dates indicated and the results of its operations and cash flow for the periods indicated in conformity with IFRS applied on a basis consistent with prior years, and (b) that the examination by such accountants in connection with such audited financial statements has been made in accordance with generally accepted auditing standards; (3) a budget for the upcoming fiscal year; and (4) updates to the following schedules of the respective security agreements for each of Klondex Gold & Silver Mining Company, Klondex Holdings (USA) Inc., Newmont Midas Holdings Limited and Newmont Midas Operations Inc.: 1) Schedule I-Copyright Licenses; 2) Schedule II-Copyrights; 3) Schedule III-Patent Licenses; 4) Schedule IV-Patents; 5) Schedule V-Trademark Licenses; 6) Schedule VI-Trademarks; and 7) Schedule VII-Deposit Accounts.

                                 (C)        Government Notices. The Borrower will deliver to the Security Agent promptly after receipt copies of all notices, requests, subpoenas, inquiries or other writings received by any Loan Party from any Governmental Agency concerning the violation or alleged violation of any Environmental Laws, relating to the storage, use or disposal of any Hazardous Material or any Loan Parties’ payment or non-payment of any Taxes including any tax audit in each case where such storage, use, disposal, violation, payment or non-payment could have a Material Adverse Effect.

                                 (D)        Events of Default, etc. On or before the third (3rd) Business Day following the day any officer of Loan Party obtains knowledge of any of the following events or conditions, such Loan Party shall deliver or cause to be delivered an Officer’s Certificate specifying the nature and period of existence of such condition or event and what action such Loan Party have taken, are taking, and propose to take, with respect thereto: (1) any condition or event that constitutes an Event of Default or Default; (2) any notice of material default that any Person has given to any Loan Party or any other action taken with respect to a claimed material default under any Material Contract; or (3) any matter which has had or could have a Material Adverse Effect.

                                 (E)        Locations. The Borrower shall give the Lenders at least 15 days’ advance written notice of any change in the location of the Charged Property or of any new location for the Charged Property (other than temporary changes that are in the ordinary course of business or Charged Property in transit).

                                 (F)        Other Information. With reasonable promptness, the Borrower shall deliver such other information and data as may be available to and disclosable by the Loan Parties with respect to any Loan Party or the Charged Property as the Lenders may reasonably request from time to time, including reasonably requested updates to projections (including consolidating information therein for Subsidiaries and/or business lines) and consolidating quarterly financial statements for Subsidiaries and/or business lines, subject to (a) all applicable confidentiality restrictions and (b) compliance with all applicable laws and the policies and procedures adopted by the Loan Party.

            6.2        Inspection.

                                 (A)        So long as an Event of Default has occurred and is continuing, each Material Loan Party shall, at the Borrower’s cost and expense, permit the Lenders and any authorized representatives designated by the Required Lenders to visit and inspect any of the properties of each Material Loan Party, and to review its financial and accounting records, and in conjunction with such inspection, to make copies and take extracts therefrom, and to discuss its affairs, finances and business with its officers and independent public accountants, at such reasonable times during normal business hours and as often as may be reasonably requested, subject to (a) all applicable confidentiality restrictions and (b) compliance with all Applicable Laws and the policies and procedures adopted by the Loan Party.

                                 (B)        So long as no Event of Default has occurred and is continuing, each Loan Party shall, at the Lenders’ cost and expense, permit the Required Lenders and any authorized representatives designated by the Required Lenders to visit and inspect any of the properties of such Loan Party, and to review its financial and accounting records, and in conjunction with such inspection, to make copies and take extracts therefrom, and to discuss its affairs, finances and business with its officers and independent public accountants, at such reasonable times during normal business hours and as often as may be reasonably requested, provided, that the Required Lenders shall only be entitled to do so twice per year and that no such visit and/or inspection shall last longer than two Business Days and provided further that each such visit and inspection is subject to (a) each Lender ensuring that such inspection is conducted in a manner that does not interfere with or disrupt the business or operations of the Loan Party, (b) all applicable confidentiality restrictions, and (c) compliance with all applicable laws and the policies and procedures adopted by the Loan Party.

                                 (C)        No Loan Party shall be responsible or liable for any accident, injury, claim, loss or liability suffered or incurred by a Lender or any representative or agent of any Lender while visiting or inspecting any property of the Loan Party, and each Lender shall indemnify and hold the Loan Parties harmless for any damaged caused by such Lender, or by such Lender’s employees, agents or servants, for any such accident, injury, claim, loss or liability suffered as a result of such Lender’s negligence or willful misconduct.

            6.3        Charged Property Records.

            Each Material Loan Party shall keep full and accurate books and records relating to the Charged Property and, promptly after being requested by a Lender, shall mark such books and records to indicate such Lender’s security interests in the Charged Property.

            6.4        Corporate Existence.

            Each Material Loan Party shall at all times preserve and keep in full force and effect its corporate existence and all rights and franchises except where otherwise permitted under this Agreement or where failure to do so could not have a Material Adverse Effect. Borrower shall promptly notify the Lenders of any change in the ownership of any other Loan Party or the Loan Parties’ corporate structure.

            6.5        Payment of Taxes.

            Each Loan Party shall pay when due all Taxes imposed upon it or any of its properties or assets or with respect to any of its franchises, business, income or property provided that no such Tax need be paid if such Loan Party is contesting the same in good faith by appropriate proceedings promptly instituted and diligently conducted and if such Loan Party has established appropriate reserves in conformity with IFRS.

            6.6        Maintenance of Properties; Insurance.

            Except as set forth herein, each Loan Party shall maintain or cause to be maintained in good repair, working order and condition, normal wear and tear excepted, all Charged Property and will make or cause to be made all commercially reasonable and appropriate repairs, renewals and replacements thereof. Each of the Loan Parties shall retain and maintain in full force and effect the Mining Properties and shall obtain or maintain the Approvals including, without limitation, easements and water rights necessary for the construction, development and operation of the Mining Properties as currently conducted or contemplated under existing mine plans and, in the case of Approvals with respect to title to the Mining Properties shall maintain all such Approvals (excluding, as applicable, any such Approvals with respect to Mining Properties disposed of by the Loan Parties after the date hereof in accordance with this Agreement) and with respect to all other Approvals except where failure to obtain and maintain such Approvals could not have a Material Adverse Effect. The Loan Parties shall maintain adequate equipment for the construction, development and operation of the Mining Properties in a reasonable and prudent manner. The Loan Parties shall, with due diligence and in a reasonable and prudent manner, enforce the material rights granted to it under and in connection with all such Mining Properties, water rights, Approvals and related rights except where failure to enforce such rights could not have a Material Adverse Effect. The Loan Parties shall maintain or cause to be maintained, with financially sound and reputable insurers, public liability and property damage insurance with respect to its businesses and properties against loss or damage of the kinds customarily carried or maintained by Persons of established reputation engaged in similar businesses and in amounts reasonably acceptable to the Lenders. Each Loan Party shall cause the Security Agent, on behalf of the Lenders, to be named as “lender’s loss payee” on all applicable insurance policies relating to any Charged Property and as “additional insured” under all applicable liability policies, in each case pursuant to appropriate endorsements which are commercially available, in form and substance reasonably satisfactory to the Lenders. If at the time of receipt of any insurance proceeds, no Event of Default has occurred and is continuing, such Loan Party shall use any proceeds received from any policies of insurance for the replacement of the asset(s) for which such proceeds have been received or for other general corporate purposes. If an Event of Default has occurred and is continuing at the time of receipt of any insurance proceeds, in default of any of the Obligations, such Loan Party shall offer to apply any proceeds received from any policies of insurance relating to any Charged Property to satisfy the Obligations.

            6.7        Compliance with Laws.

            Each Loan Party shall comply with the requirements of all Applicable Laws, rules, regulations and orders of any Governmental Agency as now in effect and which may be imposed in the future in all jurisdictions in which such Loan Party is now doing business or may hereafter be doing business, except to the extent that non-compliance with such laws, rules and regulations could not have a Material Adverse Effect.

            6.8        Further Assurances.

            Each Loan Party will, from time to time, execute such guarantees, financing or continuation statements, security agreements, reports and other documents or deliver to Lender such instruments, certificates of title or other documents as Lender at any time may reasonably request to evidence, perfect or otherwise implement the guarantees and security for repayment of the Obligations provided for in the Loan Documents. At the Lenders’ request, each Loan Party shall cause any wholly-owned Subsidiaries of any Loan Party which acquires an interest in the Charged Property promptly to guarantee the Obligations and to grant to Lenders security interests in the interest of such Subsidiary in the Charged Property to secure the Obligations.

            6.9        Use of Proceeds.

            The Borrower shall use the proceeds of the Loan for the purposes described in Section 2.2 hereof.

            6.10      Environmental Compliance.

            The Material Loan Parties shall comply with the Environmental Laws, shall promptly pay or cause to be paid all costs and expenses incurred in such compliance and implementation, and shall keep or cause to be kept the Mining Properties free and clear of any Liens (other than Permitted Encumbrances) imposed pursuant to applicable Environmental Laws, except to the extent that non-compliance with Environmental Laws or such Liens could not have a Material Adverse Effect.

            6.11      Accuracy of Information.

            All written information, reports, statements and other papers and data furnished to the Lenders, whether pursuant to this Section 6 or any other provision of this Agreement or of any other Loan Document (other than projections and forecasts), shall be, at the time the same is so furnished, complete and correct in all material respects to the best knowledge of the then current officers and directors of the Borrower to the extent necessary to give the Lenders true and accurate knowledge of the subject matter thereof.

            6.12      Notification of Claims.

            The Loan Parties shall notify the Security Agent of (i) any material claim made or asserted against the Charged Property by any Person, and (ii) any event which could materially adversely affect the value of the Charged Property or the Security Agent’s security interest therein.

            6.13      Unrestricted Subsidiary and Restricted Subsidiary.

                                 (A)        The Borrower may designate any Subsidiary to be an Unrestricted Subsidiary if no Default or Event of Default would be in existence immediately following such designation; provided that:

                                               (i)        the aggregate Fair Market Value of all outstanding Investments owned by the Borrower and its Restricted Subsidiaries in the Subsidiary so designated shall be deemed to be an Investment made as of the time of the designation and that such Investment would be a Permitted Investment;

                                               (ii)        any guarantee by the Borrower or any Restricted Subsidiary thereof of any Indebtedness of the Subsidiary being so designated shall be deemed to be an incurrence of Indebtedness by the Borrower or such Restricted Subsidiary (or both, if applicable) at the time of such designation, and such incurrence of Indebtedness is permitted at the time of such designation under Section 7.1; and

                                               (iii)        such Subsidiary does not hold any Liens on any property of the Borrower or any Restricted Subsidiary thereof and shall not be a Guarantor hereunder; provided, further, that such designation shall only be permitted if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

                                 (B)        The Borrower may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that:

                                               (i)        such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Borrower of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if such Indebtedness is permitted under Section 7.1, calculated on a pro forma basis as if such designation had occurred at the beginning of the applicable four quarter reference period;

                                               (ii)        all outstanding Investments owned by such Unrestricted Subsidiary shall be deemed to be made as of the time of such designation and such designation shall only be permitted if such Investments would be permitted under Section 7.3;

                                               (iii)        all Liens upon property or assets of such Unrestricted Subsidiary existing at the time of such designation would be permitted under Section 7.3;

                                               (iv)        no Default or Event of Default would be in existence immediately following such designation; and

                                               (v)        such Unrestricted Subsidiary becomes a Guarantor.

SECTION 7
NEGATIVE COVENANTS

            Each Loan Party covenants and agrees that until payment and performance in full of all Obligations, unless the Required Lenders shall otherwise give its prior written consent, each Loan Party shall perform, and shall cause each of its Subsidiaries to perform all covenants in this Section 7 applicable to such Person.

            7.1        Indebtedness and Liabilities.

            Each Loan Party shall not directly or indirectly create, incur, assume, guarantee, or otherwise become or remain directly or indirectly liable, on a fixed or contingent basis, with respect to any Indebtedness or issue any Disqualified Capital Stock; provided, however, that a Loan Party may incur: (x) unsecured Indebtedness if (i) on the date of such incurrence and after giving effect thereto and the application of proceeds therefrom, the Consolidated Coverage Ratio would be no less than 3.5:1.0 (the “Debt Incurrence Test”), and (ii) no Default or Event of Default shall have occurred and be continuing; and (y) Permitted Indebtedness.

            7.2        Hedging Agreements.

            No Loan Party will enter into any Hedge Agreement without the prior written consent of the Required Lenders, except that a Loan Party may enter into Hedge Agreements if such Hedge Agreements are not entered into for speculative purposes of any kind. For certainty, the foregoing restrictions shall not apply to (i) the Franco Nevada Gold Purchase and Royalty Agreements, (ii) the Gold Supply Agreement entered into between the Borrower and Waterton Global Value, L.P. dated March 31, 2011, as these agreements may be amended or supplemented from time to time, or (iii) Hedge Agreements in the normal course of business entered into in connection with the mining and metals business concerns of any Loan Party, including in connection with production.

            7.3        Transfers, Liens and Related Matters.

                                 (A)        Transfers. Without the prior written consent of the Required Lenders, no Loan Party shall Transfer or grant any option with respect to any of the Charged Property or other Asset Disposition, including without limitation, Transfers to any Subsidiary of the Borrower which is not a Loan Party, unless:

                                               (i)        the Borrower (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Disposition at least equal to the Fair Market Value of the assets or Capital Stock issued or sold or otherwise disposed of; and

                                               (ii)        at least 75% of the consideration received in the Asset Disposition by the Borrower or such Restricted Subsidiary is in the form of cash, Cash Equivalents or a combination thereof. For purposes of this provision, each of the following will be deemed to be cash:

              (A)        any liabilities, as shown on the Borrower's or such Restricted Subsidiary's most recent balance sheet or statement of financial position, of the Borrower or any Restricted Subsidiary (other than contingent liabilities, liabilities that are by their terms subordinated to the Term Notes or any Guarantee and liabilities to the extent owed to the Borrower or any Restricted Subsidiary of the Borrower) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Borrower or such Restricted Subsidiary from further liability;

              (B)        any securities, notes or other obligations received by the Borrower or any such Restricted Subsidiary from such transferee that within 180 days are converted by the Borrower or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion; and

              (C)        the Fair Market Value of: (i) any assets received by the Borrower or such Restricted Subsidiary that are used or useful in the business of the Borrower or Restricted Subsidiary (the "Business"); or (ii) any Capital Stock received by the Borrower or such Restricted Subsidiary in a Person that is a Restricted Subsidiary or in a Person engaged in the Business that shall become a Restricted Subsidiary immediately upon the acquisition of such Person by the Borrower.

                                 (B)        If at any time any non-cash consideration received by the Borrower or any Restricted Subsidiary, as the case may be, in connection with any Asset Disposition is repaid or converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then the date of such repayment, conversion or disposition shall be deemed to constitute the date of an Asset Disposition hereunder and the Net Cash Proceeds thereof shall be applied in accordance with this Section 7.3(C).

                                 (C)        Within 180 days after the receipt of any Net Cash Proceeds from an Asset Disposition, the Borrower or any Restricted Subsidiary may apply those Net Cash Proceeds:

                                               (i)        to redeem Term Notes in accordance with Section 2.5 hereof;

                                               (ii)        to acquire any assets that are used or useful in the Business (excluding Indebtedness or other securities);

                                               (iii)        to acquire Capital Stock in a Person that is a Restricted Subsidiary or in a Person engaged in the Business that shall become a Restricted Subsidiary immediately upon the acquisition of such Person by the Borrower; and/or

                                               (iv)        to make a capital expenditure.

                                 (D)        Notwithstanding the foregoing, in the event that the Borrower or any of its Restricted Subsidiaries enters into a binding agreement committing to take any of the actions described in clause (ii), (iii) or (iv) of Section 7.3(C) within 180 days after the receipt of any Net Cash Proceeds from an Asset Disposition, such commitment will be treated as a permitted application of the Net Cash Proceeds from the date of the execution of such agreement until the earlier of (x) the date on which such acquisition or investment is consummated or such expenditure is made or such agreement is terminated, and (y) the 180th day after entering into such binding agreement.

                                 (E)        Pending the final application of any Net Cash Proceeds and the consummation of an Asset Disposition Offer, the Borrower may invest the Net Cash Proceeds from any Asset Disposition in Permitted Investments.

                                 (F)        Any Net Cash Proceeds from Asset Dispositions that are not applied or invested as provided in paragraph (C) this Section 7.3 will constitute "Excess Proceeds". If the aggregate amount of Excess Proceeds exceeds $2 million, the Borrower will use the excess to redeem the Term Notes in the manner permitted by section 2.5, it being understood that the Borrower may elect at its option to commence such redemption prior to the completion of the 180-day period specified above and/or prior to the aggregate amount of Excess Proceeds exceeding $2 million.

                                 (G)        Liens. Except for Permitted Encumbrances, (i) no Loan Party shall directly or indirectly create, incur or assume (or agree to create, incur or assume) or permit to exist any Lien on or with respect to any of the Charged Property or other assets or any proceeds, income or profits therefrom and (ii) no Subsidiary of the Borrower shall directly or indirectly create, incur or assume (or agree to create, incur or assume) or permit to exist any Lien on or with respect to any of its property or other assets or any proceeds, income or profits therefrom.

                                 (H)        No Pledge Restrictions. No Loan Party shall enter into or assume any agreement (other than the Loan Documents, and any document evidencing or governing Permitted Indebtedness) restricting the creation or assumption of any Lien upon any of its properties or assets, whether now owned or hereafter acquired.

            7.4        Restriction on Fundamental Changes.

            No Loan Party shall, without the prior written consent of the Required Lenders merge into or amalgamate or consolidate with any other Person, except that Permitted Merger Transactions shall be permitted.

            7.5        Restricted Payments.

            No Loan Party shall directly or indirectly declare, order, pay, make or set apart any sum for any Restricted Payment. This restriction will not apply if at the time the applicable Loan Party makes such Restricted Payment:

                                 (A)        no Default or Event of Default has occurred and is continuing or would occur as a result thereof; and

                                 (B)        the Borrower could incur at least $1.00 of additional Indebtedness under the Debt Incurrence Test after giving effect to the Restricted Payment.

            So long as no Default or an Event of Default has occurred and is continuing or would be caused thereby, this Section 7.5 shall not prohibit:

                                 (C)        the payment of any dividend in Capital Stock (excluding Disqualified Capital Stock) within 60 days after the date of declaration of the dividend, if at the date of declaration the dividend payment would have complied with the provisions of this Agreement, the redemption of any Indebtedness that is subordinated in right of payment to the Obligations if an irrevocable notice of redemption has been issued in respect thereof and at the date of such notice the redemption would have complied with the provisions of this Agreement;

                                 (D)        the repurchase, purchase, redemption or other acquisition or retirement for value of any Capital Stock (excluding Disqualified Capital Stock) of the Borrower or any Restricted Subsidiary of the Borrower held by any member of the Borrower's (or any of its Restricted Subsidiaries) management, directors or employees pursuant to any management equity subscription agreement, stock option agreement or similar agreement or upon the death, disability or termination of employment of such directors, officers or employees; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Capital Stock may not exceed $[redacted dollar amount] in any calendar year;

                                 (E)        repurchases of Capital Stock deemed to occur upon the exercise of stock options, warrants or other convertible securities if such Capital Stock represents a portion of the exercise price thereof;

                                 (F)        the payment of any dividend or distribution by a Restricted Subsidiary of the Borrower to the holders of its Capital Stock on a pro rata basis;

                                 (G)        loans or advances made to officers, directors, employees or consultants, the proceeds of which are used to purchase equity interests of the Borrower in an aggregate amount outstanding at any one time not exceeding $[redacted dollar amount];

                                 (H)        payment of salaries and bonuses to its employees and management in the normal course of business; and

                                 (I)        payment of other Restricted Payments from time to time in an aggregate amount, calculated over the period commencing on the Closing Date and ending on the Maturity Date, not to exceed $[redacted dollar amount].

            The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Borrower or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment.

            7.6        Transactions with Affiliates.

            No Loan Party shall directly or indirectly, enter into or permit to exist any transaction (including the purchase, sale or exchange of property or the rendering of any service) with any Affiliate or with any officer, director or employee of any Loan Party other than transactions (i) among Loan Parties or transactions entered into in the ordinary course of business on terms no less favourable to the applicable Loan Party than as would be obtainable in a comparable transaction with Persons at arm’s length with the Loan Party or (ii) the payment to the Guarantors of such guarantee fees as may be required under applicable Canadian and U.S. tax laws.

            7.7        Environmental Liabilities.

            No Loan Party shall: (a) violate any applicable Environmental Law applicable to the Charged Property if such violation could have a Material Adverse Effect; (b) dispose of any Hazardous Materials (except in accordance with Environmental Law) applicable to the Charged Property into or onto or from, any real property owned, leased or operated by such Loan Party if such disposal could have a Material Adverse Effect; or (c) permit any Lien imposed pursuant to any Environmental Law applicable to the Charged Property to be imposed or to remain on any real property owned, leased or operated by any Loan Party if such Lien could have a Material Adverse Effect.

            7.8        Charter Documents.

            No Loan Party shall amend or otherwise modify its articles of incorporation or bylaws (or equivalent charter documents) or any existing shareholders’ agreement or similar agreement (all of such agreements having been previously delivered to the Lenders) or enter into any new shareholders' agreement or similar agreement in a manner which could have a Material Adverse Effect on Lenders' rights under the Loan Documents.

            7.9        Purchase Agreement.

            No Loan Party shall amend, vary or waive any material term, condition, representation, warranty or condition precedent of the Purchase Agreement or the terms of the Acquisition without the prior written approval of the Security Agent, such approval not to be unreasonably withheld, delayed or conditioned.

SECTION 8
DEFAULT, RIGHTS AND REMEDIES

            8.1        Event of Default.

            “Event of Default” shall mean the occurrence or existence of any one or more of the following:

                                 (A)        Payment. Failure of Borrower to make payment of any of the Obligations within three (3) Business Days of being due; or

                                 (B)        Default Under Other Agreements. Failure of the Borrower to pay within three (3) Business Days of being due (or within any applicable grace period) any principal or interest totaling $250,000 or more on any Indebtedness other than the Obligations (whether or not the holder of such Indebtedness actually accelerates such payment); or

                                 (C)        Breach of Certain Provisions. Failure of any Loan Party to perform or comply with any of its covenants or obligations contained in this Agreement or any other Loan Document, relating hereto or thereto, not otherwise addressed in this Section 8.1; provided that if such default is capable of being remedied, the Borrower shall have thirty (30) days after receiving written notice thereof to remedy such default; provided further that if such default is not capable of being remedied, it will be considered a default immediately; or

                                 (D)        Breach of Warranty. Any representation or warranty made by any Loan Party in any Loan Document or in any certificate at any time required pursuant to the terms of this Agreement to be given by such Person in writing pursuant or in connection with any Loan Document is false or misleading in any material respect on the date made or reaffirmed for a period of fifteen (15) days after written notice specifying such falseness and requiring such falseness to be remedied has been given by the Lenders to the Borrower; or

                                 (E)        Involuntary Bankruptcy; Appointment of Receiver, etc. (1) A court enters a decree or order for relief with respect to any Material Loan Party or any of their respective properties pursuant to any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, including the Bankruptcy and Insolvency Act (Canada) and the Companies' Creditors Arrangement Act (Canada), or (2) subject to Section 8.1(G), the continuance of any of the following events for 30 days unless dismissed or discharged: (a) an involuntary case is commenced against all or a portion of the assets of any Material Loan Party by a Person other than the Security Agent or the Lenders, under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect; or (b) enforcement proceedings are commenced against any Material Loan Party by a Person other than the Security Agent or the Lenders in respect of assets of a Material Loan Party having a value in excess of $[redacted dollar amount]; or (c) a decree or order of a court for the appointment of an administrator, controller, receiver, interim receiver, manager, liquidator, sequestrator, trustee, custodian or other officer having similar powers over any Material Loan Party, or over all or a substantial part of their respective property, is entered; or (d) an interim receiver, trustee or other custodian is appointed without the consent of any Material Loan Party, for all or a substantial part of the property of any such Person; or

                                 (F)        Voluntary Bankruptcy; Appointment of Receiver, etc. (1) An order for relief is entered with respect to any Material Loan Party or any of their respective properties or any Material Loan Party commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case or to the conversion of an involuntary case to a voluntary case under any such law or consent to the appointment of or taking possession by a receiver, trustee, administrator, controller, or other custodian for all or a substantial part of any Material Loan Party’s property; or (2) any Material Loan Party makes any assignment for the benefit of creditors; or (3) any Material Loan Party enters into or resolves to enter into any arrangement, composition or compromise with any of its creditors in excess of $[redacted dollar amount]; or (4) the board of directors of any Material Loan Party adopts any resolution or otherwise authorizes action to approve any of the actions referred to in this Section 8.1(F); or

                                 (G)        Liens. Any Lien, levy or assessment is filed or recorded with respect to or otherwise imposed upon all or any part of the Charged Property or the assets of any Material Loan Party by the Government of Canada or any department or instrumentality thereof or by any provincial, county, municipality, state, territory and council or other Governmental Agency (other than Permitted Encumbrances) and such Lien, levy or assessment is not stayed, vacated, paid or discharged within thirty (30) days or is being contested in good faith and by appropriate proceedings promptly initiated and diligently conducted, and a reserve or other appropriate provision, if any, as shall be required by IFRS or U.S. GAAP, as applicable, shall have been made therefor; or

                                 (H)        Judgment and Attachments. Any money judgment, writ or warrant of attachment, or similar process involving: (1) an amount in any individual case in excess of $500,000, or (2) an amount in the aggregate at any time in excess of $[redacted dollar amount] is entered or filed against any Material Loan Party or any of their respective assets and is either not fully covered by independent third-party insurance or remains unpaid, undischarged, unvacated, unbonded or unstayed and uncontested by a Material Loan Party for a period of 30 days or in any event later than five (5) days prior to the date of any proposed sale thereunder; or

                                 (I)        Dissolution. Any application is made for, or order, judgment or decree is entered against any Material Loan Party decreeing, winding up or splitting such Person except where otherwise permitted under this Agreement; or

                                 (J)        Solvency. The Loan Parties, taken as a whole (and for greater certainty each Loan Party, jointly and severally, being responsible for the Obligations hereunder and therefore the aggregate amount of the Obligations shall not be treated as separate liabilities and accounted for multiple times for each of the Loan Parties but instead one aggregate amount of Obligations being the joint and several responsibility of the Loan Parties), cease to be Solvent or any Material Loan Party admits in writing the present or prospective inability to pay such Person’s (as applicable) debts as they become due; or

                                 (K)        Injunction. Any Material Loan Party is enjoined, restrained or in any way prevented by the order of any court or any administrative or regulatory agency from conducting all or any material part of its business and such order continues for more than thirty (30) days; or

                                 (L)        Failure of Security. Lender does not have or ceases to have a valid security interest in the Charged Property (subject only to the priority of Permitted Encumbrances), other than as a result of the action or inaction of the Lender; or

                                 (M)        Licenses and Permits. The loss, suspension or revocation of, or failure to renew, any license or permit now held or hereafter acquired by any Material Loan Party if such loss, suspension, revocation or failure to renew could have a Material Adverse Effect; or

                                 (N)        Encumbrancer. If one or more encumbrancer shall take possession or shall initiate or take steps to take possession of all or any portion of the Charged Property or any similar process be initiated, levied or enforced in respect of Charged Property which constitutes real property, mining rights or claims or any rights related thereto or any other Charged Property having a fair market value in excess of $500,000; or

                                 (O)        Material Adverse Effect. Since the date of the Borrower’s most recent Consolidated financial statements, any event, development or condition which has had or could have a Material Adverse Effect occurs.

                                 (P)        Consents, etc. Any law, decree, license, permit, consent, authorization, registration or approval now or hereafter necessary to enable the Borrower or any Guarantor to develop the Mining Properties or to comply with its Obligations incurred in the Loan Documents shall be revoked, withdrawn or withheld or shall cease to remain in full force and effect and such event has could have a Material Adverse Effect.

                                 (Q)        Loan Documents. Any of the Loan Documents after delivery thereof shall for any reason be revoked or invalidated, or otherwise cease to be in full force and effect, or the Borrower or any other Material Loan Party shall contest in any manner the validity or enforceability thereof, or the Borrower or any other Material Loan Party shall deny that it has any further liability or obligation thereunder, except to the extent permitted by the terms thereof; or any of the Loan Documents for any reason, except to the extent permitted by the terms thereof, shall cease to create a valid and perfected first priority Lien other than a Permitted Encumbrance on the Charged Property.

                                 (R)        Non-Performance by Guarantors. Any Guarantee for any reason shall be revoked or invalidated, or otherwise cease to be in full force and effect, or a Material Subsidiary or any other Person shall contest in any manner the validity or enforceability thereof or deny that it has any further liability or obligation thereunder, except to the extent permitted by the terms thereof.

                                 (S)        Cross-Default. The occurrence of an Event of Default (as defined in the Franco Nevada Gold Purchase Agreement).

              8.2        Acceleration.

            If any Event of Default shall occur and be continuing, the Lenders may at the direction of the Required Lenders: (i) by notice to the Borrower declare the entire unpaid principal amount of the Loan, all interest accrued and unpaid thereon and all other Obligations to be forthwith due and payable, whereupon the Loan, all such accrued interest and all such other Obligations shall become and be forthwith due and payable, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Loan Parties, provided that upon the occurrence of an actual or deemed entry of an order for relief with respect to the Borrower under the Bankruptcy and Insolvency Act (Canada) and the Companies' Creditors Arrangement Act (Canada), the result which would otherwise occur only upon giving of notice by the Security Agent or the Lenders to the Borrower as specified in this clause (i) shall occur automatically, without the giving of any such notice; and (ii) whether or not the actions referred to in clause (i) have been taken, (A) exercise any or all of the Lenders’ rights and remedies under the Loan Documents, and (B) proceed to enforce all other rights and remedies available to the Lenders under the Loan Documents and Applicable Law.

              8.3       Waivers; Non-Exclusive Remedies.

            No failure on the part of the Security Agent to exercise, and no delay in exercising and no course of dealing with respect to any right under this Agreement or the other Loan Documents, shall operate as a waiver thereof; nor shall any single or partial exercise by the Security Agent of any right under this Agreement or any other Loan Document preclude any other or further exercise thereof or the exercise of any other right. The rights in this Agreement and the other Loan Documents are cumulative and are not exclusive of any other remedies provided by Applicable Law.

              8.4        Performance of Covenants by Lender.

            If any Loan Party shall fail to perform any of its covenants contained in this Agreement or in any Loan Document, any Lender may itself perform any of such covenants capable of being performed by it, but shall be under no obligation to do so. All sums so expended or advanced by the Lenders in connection with such performance shall be repayable hereunder. No such performance or advance by the Lenders shall be deemed to relieve any Loan Party of a Default hereunder.

SECTION 9
THE SECURITY AGENT

              9.1        Appointment of Security Agent.

            Royal Capital Management Corp., is hereby appointed by the Lenders as security agent for the purposes of this Agreement and the other Loan Documents, and Royal Capital Management Corp. hereby accepts such appointment upon the terms and conditions hereof and acknowledges that it is a Canadian Resident.

              9.2        Authority to Act for Lenders.

            The Security Agent shall have the right and authority with full power of substitution to act for and on behalf of the Lenders with respect to each Loan Document to which it is a party, including the right to create, accept, perfect and execute, as directed by the Required Lenders, any such Loan Document and any and all amendments and renewals of such documents and, on behalf of the Lenders, to exercise in accordance with the provisions hereof the Lenders’ rights under such Loan Documents, and shall incur no liability to the other Lenders in connection with any failure to act thereunder as amended or renewed from time to time. The Security Agent is hereby authorized by the Lenders to execute, deliver and perform each of the Loan Documents to which the Security Agent is or is intended to be a party, and each Lender agrees to be bound by all of the agreements of the Security Agent contained in the Loan Documents.

            9.3        Reliance.

            The Security Agent shall be entitled to act upon any notice, certificate, instrument, demand, request, direction, instruction, waiver, receipt, consent or other document or communication furnished, in each case in writing, hereunder or under any other Loan Document which it in good faith believes and on its face appears to be genuine, and it shall be entitled to rely upon the due execution, validity and effectiveness, and the truth and acceptability, of any provisions contained therein. The Security Agent shall not have any responsibility to make any investigation into the facts or matters stated in any notice, certificate, instrument, demand, request, direction, instruction, waiver, receipt, consent or other document or communication furnished to it hereunder or under any other Loan Document.

            9.4        Written Direction; Liability.

            Except as otherwise provided in this Agreement and the other Loan Documents, the Security Agent:

                                 (A)        shall only take such action under this Agreement and the other Loan Documents as it shall be directed in writing by the Required Lenders or otherwise in accordance with this Agreement or any of the other Loan Documents;

                                 (B)        shall not give any direction or consent under this Agreement or any other Loan Document or enter into any agreement amending, modifying, supplementing or waiving any provisions of this Agreement or any other Loan Document unless it shall have been directed to do so in writing by the Required Lenders;

                                 (C)        shall not be under any obligation or duty to take any action unless and until directed to do so by the Required Lenders in accordance with this Section 9.4. The Security Agent shall at any time be entitled to request directions from the Required Lenders as to the manner in which it should exercise any right, power or authority and may refrain from acting until such directions have been received.

            The Security Agent shall not be required to exercise any discretionary power granted to it herein or in any Loan Document, but may act or refrain from acting upon the written direction of the Required Lenders. The Security Agent shall not be liable for any error of judgment or for any act done or omitted to be done by it in good faith or for any mistake of fact or law, or for anything which it may do or refrain from doing, except for its own gross negligence or wilful misconduct. The Security Agent shall not be required to risk, expend or advance any of its own moneys in performing its obligations hereunder and shall not be required to perform any act which would involve it incurring expense or liability until it has received sufficient funding therefor and has been indemnified to its reasonable satisfaction.

            9.5        Resignation, Replacement and Successor Agent.

            The Security Agent at any time may resign as Security Agent hereunder and under the other Loan Documents, upon giving not less than thirty (30) days' notice in writing to the Borrower and the Required Lenders. The Security Agent may be removed as the Security Agent hereunder and under the other Loan Documents, by an instrument in writing signed by the Required Lenders. Upon resignation of the Security Agent, a successor Security Agent shall be appointed by the Required Lenders and, so long as no Event of Default has occurred and is continuing, with the consent of the Borrower, such consent not to be unreasonably withheld or delayed. No resignation or removal of the Security Agent and no appointment of a successor Security Agent shall be effective until the successor Security Agent has accepted its appointment hereunder. If no successor Security Agent shall have been so appointed and shall have accepted such appointment within thirty (30) days after the date fixed for such resignation or such removal, the Security Agent may, at the expense of the Borrower, petition any court of competent jurisdiction for the appointment of a successor Security Agent. Such court may thereupon, after such notice, if any, as it may prescribe, appoint a successor Security Agent. Any successor Security Agent appointed pursuant to this Section 9.5 shall be a bank or trust company of international repute and suitable experience acting through a branch or office in Canada and shall be a Canadian Resident. Any successor Security Agent shall evidence its acceptance of the trust hereunder by executing and delivering to the Borrower, each Lender, and the Security Agent an instrument accepting its appointment as Security Agent hereunder, and thereupon such successor Security Agent, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor hereunder with like effect as if originally named as Security Agent herein, and such predecessor shall have no further obligation or liability hereunder except for liability with respect to its acts or omissions prior to such succession pursuant to Section 9.4; nevertheless, on the request of any party hereto or such successor Security Agent, the Security Agent ceasing to act shall execute and deliver instruments transferring to such successor Security Agent all rights and powers of the Security Agent so ceasing to act, including any such instruments necessary to assign and/or novate the relevant Loan Documents, and shall deliver to such successor Security Agent all property held by it under the Loan Documents, provided that all indemnities in favour of the substituting or resigning Security Agent shall be retained by such substituting or resigning trustee.

SECTION 10
MISCELLANEOUS

            10.1        Assignments and Participations.

            Subject to Applicable Laws, each Lender may assign its rights and delegate its obligations under this Agreement and the Loan and further assign, or sell participations in, all or any part of the Loan or any other interest therein, in each case at any time or from time to time, to another Person, without the consent of the Borrower. In the case of an assignment or sale of participation rights authorized under this Section 10.1, the assignee shall have, to the extent of such assignment, the same rights, benefits and obligations as it would if it were the Lender hereunder and such Lender shall be relieved of its obligations hereunder with respect to the commitments or assigned portion thereof. Each Loan Party hereby acknowledges and agrees that any assignment will give rise to a direct obligation of Borrower to the assignee and that the assignee shall be considered to be a “Lender” hereunder. Lender may furnish any information concerning each Loan Party in its possession from time to time to assignees and participants (including prospective assignees and participants), provided that any such assignee or participant or prospective assignee or participant agree to maintain the confidentiality of such information pursuant to a confidentiality agreement reasonably acceptable to each applicable Loan Party. The applicable Lender agrees to promptly provide details of each assignee and/or participant to the Borrower as may be reasonably required by the Borrower for reporting purposes. Neither the Borrower nor any Guarantor may assign any of its rights or interest in this Agreement or any other Loan Documents in whole or in part, except as expressly permitted by this Agreement. In the event of any such assignment, upon written notice thereof to the Borrower, the assignee shall be deemed to be a "Lender" for all purposes of the Facility Documents with respect to the rights and obligations assigned to it, and the rights and obligations of the assigning Lender so assigned shall thereupon terminate. The Security Agent, acting solely for this purpose as a non-fiduciary agent of the Borrower, shall maintain a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts (and stated interest) of the loan owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive absent manifest error, and the Loan Parties shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement. The Register shall be available for inspection by the Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior notice. The Borrower and each other Loan Party shall, from time to time upon request of the Security Agent, enter into such amendments to the Facility Documents and execute and deliver such other documents as shall be necessary to effect any such grant or assignment. The Borrower agrees that in connection with any such grant or assignment, the Agent may deliver to the prospective participant or assignee financial statements and other relevant information relating to the Borrower and its Subsidiaries. In the event of any such participation, each Lender that sells a participation shall, acting solely for this purpose as a non-fiduciary agent of the Borrower, maintain a register on which it enters the name and address of each participant and the principal amounts (and stated interest) of each Participant’s interest in the loans or other obligations under this Agreement (the “Participant Register”).

            10.2        Lenders Pari Passu.

            Each of the Lenders hereby declares, covenants and agrees, as between themselves, that to the extent any Lien is now or hereafter held by all or any of the Lenders pursuant to this Agreement or the Loan Documents, the Lenders shall each rank on a completely pari passu basis and, as between themselves, further agree that, in the event of any enforcement or realization, the Lenders shall divide and be entitled to the benefit of any assets on a pro rata basis, based on the proportion of the indebtedness of the Borrower to each such Lender (including accrued and unpaid interest) represents in relation to the total amount of the Loan (including accrued and unpaid interest) to all of the Lenders at such time. For greater certainty, in the event that any Lender should receive from the Borrower or any Loan Party any amounts pursuant to either or both of its Loan and the Loan Documents by way of realization, prepayment or otherwise, the amounts received, less such Lender’s reasonable costs of realization, shall be deemed to have been received in trust and shall be paid out to the Lenders on a pro rata basis, calculated in the manner aforesaid, provided that no Lender shall receive proceeds in excess of the amount to which it is entitled pursuant to its pro rata share of the Loan as calculated in the manner aforesaid.

            10.3        Set Off.

            In addition to any rights now or hereafter granted under Applicable Law and not by way of limitation of any such rights, upon the occurrence and during the continuance of any Event of Default, each Lender, each permitted assignee of a Lender’s interest, and each permitted participant is hereby authorized by each Loan Party at any time or from time to time, to set off and to appropriate and to apply any and all balances held by it at any of its offices for the account of any Loan Party (regardless of whether such balances are then due to any Loan Party) and any other property at any time held or owing by that lender (including, without limitation, in respect of any offtake agreement) or permitted assignee to or for the credit or for the account of the Loan Parties against and on account of any of the Obligations then outstanding, in respect of such Lender, assignee or participant, as the case may be; provided, that no assignee or participant shall exercise such right without the prior written consent of the applicable Lender.

            10.4        Expenses and Attorneys’ Fees.

            Whether or not the transactions contemplated hereby shall be consummated, each Loan Party jointly and severally agrees to promptly pay all reasonable and documented fees, costs and expenses incurred by Lender in connection with any matters contemplated by or arising out of this Agreement or the other Loan Documents including the following, and all such reasonable fees, costs and expenses shall be part of the Obligations, payable on demand and secured by the Charged Property: (a) fees, costs and expenses (including attorneys’ fees, and fees of environmental consultants, accountants and other professionals retained by the Lenders as a group) incurred in connection with the examination, review, due diligence investigation, documentation and closing of the financing arrangements evidenced by the Loan Documents; (b) fees, costs and expenses (including attorneys’ fees, and fees of professionals retained by the Lenders as a group) incurred in connection with the review, negotiation, preparation, documentation, execution and administration of the Loan Documents, the Loan (subject to an aggregate maximum of $150,000 on account of Lenders' legal fees and disbursements), and any amendments, waivers, consents, forbearance and other modifications relating thereto or any subordination or intercreditor agreements; (c) fees, out of pocket costs and expenses incurred in creating, perfecting and maintaining perfection of Liens in favour of Lender including title insurance premiums, real estate survey costs and mortgage or recording taxes and fees; (d) fees, out of pocket costs and expenses incurred in connection with forwarding to Borrower the proceeds of the Loan including Lender’s standard wire transfer fee; (e) fees, costs, expenses (including attorneys’ fees) and costs of settlement incurred in collecting upon or enforcing rights against the Charged Property or incurred in any action to enforce this Agreement or the other Loan Documents or to collect any payments due from any Loan Party under this Agreement or any other Loan Document or incurred in connection with any refinancing or restructuring of the credit arrangements provided under this Agreement, whether in the nature of a “workout” or in connection with any insolvency or bankruptcy proceedings or otherwise; and (f) Lenders' out of pocket expenses and disbursements, whenever incurred, in monitoring and administering the Loan.

            10.5        Indemnity.

            In addition to the payment of expenses pursuant to Section 10.4, whether or not the transactions contemplated hereby shall be consummated, each Loan Party jointly and severally agrees to indemnify, pay and hold each Lender, its permitted participants and permitted assignees and their respective officers, directors, employees, agents, consultants, partners, auditors, persons engaged by any of them to evaluate or monitor the Charged Property, Affiliates and attorneys of any of them (collectively called the “Indemnitees”) harmless from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, claims, costs, expenses and disbursements of any kind or nature whatsoever (including the fees and disbursements of counsel for such Indemnitees in connection with any investigative, administrative or judicial proceeding commenced or threatened, whether or not such Indemnitee shall be designated a party thereto) that may be imposed on, incurred by, or asserted against that Indemnitee, in any manner relating to or arising out of any inaccuracy in any material respect of any representation, warranty or statement made in this Agreement or any certificate, statement or opinion delivered by a Loan Party under any of the Loan Documents or in connection therewith (the “Indemnified Liabilities”); provided that no Loan Party shall have any obligation to an Indemnitee hereunder with respect to Indemnified Liabilities arising from the gross negligence or willful misconduct of that Indemnitee as finally determined by a court of competent jurisdiction.

            10.6        Amendments and Waivers.

            No amendment, modification, termination or waiver of any provision of this Agreement or of the other Loan Documents, or consent to any departure by any Loan Party therefrom or any of the terms, conditions, or provisions thereof, shall be effective unless the same shall be approved in writing by the Required Lenders (such approval not to be unreasonably withheld, delayed or conditioned). Each amendment, modification, termination or waiver shall be effective only in the specific instance and for the specific purpose for which it was given.

            10.7        Notices.

            Unless otherwise specifically provided herein, all notices shall be in writing addressed to the respective party as set forth below and may be personally served, or sent by fax, email or overnight courier service and shall be deemed to have been given: (a) if delivered in person, when delivered; (b) if delivered by fax or email, on the date of transmission if transmitted on a Business Day before 4:00 p.m. Eastern time or, if not, on the next succeeding Business Day; (c) if delivered by overnight courier, two (2) days after delivery to such courier properly addressed.

If to a Loan Party:	Klondex Mines Ltd.
Suite 600 — 595 Howe Street
Vancouver, British Columbia
V6C 2T5

Attention: Paul Huet
Fax: 604-662-3904
Email: phuet@klondexmines.com

With a copy for	Bennett Jones LLP
information only to:	3400 One First Canadian Place
Toronto, Ontario
M5X 1A4

Attention: Abbas Ali Khan
Fax: 416-863-1716
Email: alikhana@bennettjones.com

If to the Lenders:	c/o Royal Capital Management Corp.
4100 Yonge Street, Ste 504
Toronto, Ontario
M2P 2G2

Attention: Stephen Rider
Fax: 416-221-1253
Email: srider@roycap.com

With a copy for	Norton Rose Fulbright Canada LLP
information only to:	45 O’Connor Street, Suite 1500
Ottawa, Ontario K1P 1A4

Attention: Geoffrey Gilbert
Fax: 613-230-5459
Email: geoffrey.gilbert@nortonrosefulbright.com

or to such other address as the party addressed shall have previously designated by written notice to the serving party, given in accordance with this Section 10.9.

            10.8        Survival of Warranties and Certain Agreements.

                                 (A)        All representations and warranties made hereunder and in any other Loan Document or other document delivered pursuant hereto or thereto or in connection herewith or therewith shall survive the execution and delivery hereof and thereof. Such representations and warranties have been or will be relied upon by Lender regardless of any investigation made by Lender or on its behalf and notwithstanding that Lender may have had notice or knowledge of any breach of a representation or warranty, and shall continue in full force and effect as long as any Obligation shall remain outstanding.

                                 (B)        This Agreement and the Loan Documents shall remain in full force and effect until such time as the Obligations have been paid and satisfied in full, at which time this Agreement shall be terminated; provided, however, that the agreements set forth in Sections 10.6 and 10.7 shall survive termination of this Agreement. Notwithstanding the foregoing, this Agreement and the Loan Documents shall continue to be effective or be automatically reinstated, as the case may be, if at any time payment, in whole or in part, of any of the Obligations is rescinded or must otherwise be restored or returned by Lender as a preference, fraudulent conveyance or otherwise, all as though such payment had not been made.

            10.9        Marshaling; Payments Set Aside.

            Lender shall not be under any obligation to marshal any assets in favour of any Loan Party or any other party or against or in payment of any or all of the Obligations. To the extent that any Loan Party makes a payment or payments to any Lender, or the Security Agent or a Lender enforces the security interests granted to it pursuant to the Loan Documents in favour of the Security Agent on its own behalf and on behalf of the Lenders, or any Lender exercises its rights of setoff, and any such payment or payments or the proceeds of such enforcement or setoff or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside and/or required to be repaid to a trustee, receiver or any other party under any bankruptcy law, state or federal law, common law or equitable cause, then to the extent of such recovery, the Obligations or part thereof originally intended to be satisfied, and all Liens, rights and remedies thereof, shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

            10.10      Entire Agreement.

            This Agreement and the other Loan Documents referred to herein embody the final, entire agreement among the parties hereto and supersede any and all prior commitments, agreements, representations, and understandings, whether written or oral, relating to the subject matter hereof and may not be contradicted or varied by evidence of prior, contemporaneous, or subsequent oral agreements or discussions of the parties hereto. There are no oral agreements among the parties hereto.

            10.11      Severability.

            The invalidity, illegality or unenforceability in any jurisdiction of any provision in or obligation under this Agreement or the other Loan Documents shall not affect or impair the validity, legality or enforceability of the remaining provisions or obligations under this Agreement, or the other Loan Documents or of such provision or obligation in any other jurisdiction.

            10.12      Headings.

            Section and subsection headings in this Agreement are included herein for convenience of reference only and shall not constitute a part of this Agreement for any other purpose or be given any substantive effect.

            10.13      Governing Law.

            This Agreement, the Confidentiality Agreement and all disputes and controversies arising hereunder shall be construed in accordance with and governed by the laws of Ontario, Canada and the laws of Canada generally applicable therein.

            10.14      Successors and Assigns.

            This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns except that no Loan Party may assign its rights or obligations hereunder in whole or in part.

            10.15      No Fiduciary Relationship; Limitation of Liabilities.

                                 (A)        No Fiduciary Relationship. No provision in this Agreement or in any of the other Loan Documents and no course of dealing between the parties shall be deemed to create any fiduciary duty by Lender to any Loan Party.

                                 (B)        Limitation of Liabilities. Neither a Lender, nor any Affiliate, officer, director, shareholder, employee, attorney, or agent of a Lender shall have any liability with respect to, and each Loan Party hereby waives, releases, and agrees not to sue any of them upon, any claim for any special, indirect, incidental, or consequential damages suffered or incurred by any Loan Party in connection with, arising out of, or in any way related to, this Agreement or any of the other Loan Documents, or any of the transactions contemplated by this Agreement or any of the other Loan Documents; provided however that this waiver, release and agreement shall not apply if the damages result from the negligence or willful misconduct of a Lender, nor any Affiliate, officer, director, shareholder, employee, attorney, or agent of a Lender, as the case may be, in connection with the enforcement of the Loan. Each Loan Party hereby waives, releases, and agrees not to sue Lender or any of Lender's Affiliates, officers, directors, employees, attorneys, or agents for punitive damages in respect of any claim in connection with, arising out of, or in any way related to, this Agreement or any of the other Loan Documents, or any of the transactions contemplated by this Agreement or any of the transactions contemplated hereby; provided however that this waiver, release and agreement shall not apply if the damages result from the negligence or willful misconduct of a Lender, nor any Affiliate, officer, director, shareholder, employee, attorney, or agent of a Lender, as the case may be, in connection with the enforcement of the Loan.

            10.16      Consent to Jurisdiction; Consent to Service.

                                 (A)        Submission to Jurisdiction. EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE NON-EXCLUSIVE JURISDICTION OF THE COURTS OF ONTARIO IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT AND HEREBY IRREVOCABLY AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH COURTS. EACH PARTY AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY APPLICABLE LAW.

                                  (B)        No Limitation. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT IT MAY LEGALLY AND EFFECTIVELY DO SO, ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT IN ANY COURT REFERRED TO IN SECTION 10.16(A). EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY FORUM NON CONVENIENS DEFENSE TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT. EACH PARTY TO THIS AGREEMENT IRREVOCABLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR PROVISION OF NOTICES IN SECTION 10.7 HEREIN. NOTHING IN THIS AGREEMENT WILL AFFECT THE RIGHT OF ANY PARTY TO THIS AGREEMENT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW.

            10.17      Construction.

            Each Loan Party and Lender acknowledge that it has had the benefit of legal counsel of its own choice and has been afforded an opportunity to review this Agreement and the other Loan Documents with its legal counsel.

            10.18      Confidentiality.

            The Security Agent and each Lender agrees to use its best efforts to ensure that financial statements or other information relating to Loan Parties which may be delivered to it pursuant to this Agreement, and the other Loan Documents, which are not publicly filed or otherwise made available to the public generally (and which are not independently known to the Security Agent or the Lender) will, to the extent permitted by Applicable Law, be treated confidentially by Security Agent and the Lender and will not, except with the consent of Borrower, be distributed or otherwise made available by the Security Agent or the Lender to any Person other than its directors, officers, employees, authorized agents, counsel or other representatives (provided the other representatives have agreed or are under a duty to keep all information confidential) required, in the reasonable opinion of the Security Agent or the Lender, to have such information for the purposes of this Agreement or the other Loan Documents. The Security Agent and each Lender are authorized to deliver a copy of any financial statement or any other information which may be delivered to it pursuant to this Agreement, to (i) any actual or potential successor or assignee provided such successor or assignee agrees to keep all such information confidential; (ii) any Governmental Agency having jurisdiction over the Security Agent or the Lender in order to comply with any Applicable Laws; and (iii) any Affiliate of the Security Agent or Lender required, in the reasonable opinion of the Security Agent or Lender, as applicable, to have such information for the purposes of this Agreement or the other Loan Documents.

            10.19      Counterparts; Effectiveness.

            This Agreement and any amendments, waivers, consents, or supplements may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all of which counterparts together shall constitute but one and the same instrument. This Agreement shall become effective upon the execution of a counterpart hereof by each of the parties hereto. Delivery of an executed counterpart of a signature page to this Agreement, any amendments, waivers, consents or supplements, or to any other Loan Document by facsimile or other electronic delivery shall be as effective as delivery of a manually executed counterpart thereof.

            10.20      No Duty.

            All attorneys, accountants, appraisers, and other professional Persons and consultants retained by Lenders shall have the right to act exclusively in the interest of the Lenders and shall have no duty of disclosure, duty of loyalty, duty of care, or other duty or obligation of any type or nature whatsoever to any Loan Party or any of the shareholders of Loan Parties or any other Person.

            10.21      Conflict of Documents.

            The Loan Parties and the Lenders acknowledge and agree that the terms, conditions and provisions of this Agreement and each and all other Loan Documents (including any other documents (and/or terms and provisions thereof) pursuant to which any Liens, mortgages, security interests or pledges are created and/or granted) are intended to be complementary to one another and mutually expansive of the rights of Lender, and that therefore, to the extent possible, the terms, conditions and provisions of this Agreement and all other such Loan Documents shall be interpreted and construed in such a manner as to give effect to all of such terms, conditions and provisions, provided that, to the extent of any irreconcilable conflict between the terms, conditions and provisions of this Agreement and any other Loan Document, the terms of this Agreement shall prevail (unless the application of such rule of construction shall result in any Liens, mortgages, security interests or pledges or other rights in favour of Lender created under any such other Loan Document becoming unperfected, invalid or unenforceable against any Loan Party or any third parties under the law of the jurisdiction whose law governs such other Loan Document , in which case the terms, conditions and provisions of such other Loan Document shall prevail to the limited extent necessary to prevent such result). Notwithstanding anything to the contrary contained in the foregoing, to the extent that the terms, conditions and provisions of this Agreement and of any other Loan Document(s) shall establish different deadlines or time periods with respect to the taking of any particular actions by any Loan Party, the shorter deadline shall control.

(Signature Page Follows)

            IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Lender Parties

Security Agent:	ROYAL CAPITAL MANAGEMENT CORP., in its capacity as a Lender and as the Security Agent

	By:	(signed) Stephen Rider
	Name:	Stephen Rider
	Title:	President
Lenders:

Borrower Parties

Borrower:	KLONDEX MINES LTD., in its capacity as the Borrower

	By:	(signed) Paul Huet
	Name:	Paul Huet
	Title:	President and Chief Executive Officer

Other Loan Parties:	KLONDEX GOLD & SILVER MINING COMPANY

	By:	(signed) Paul Huet
	Name:	Paul Huet
	Title:	President and Chief Executive Officer

0985472 B.C. LTD.

	By:	(signed) Paul Huet
	Name:	Paul Huet
	Title:	President

KLONDEX HOLDINGS (USA) INC.

	By:	(signed) Paul Huet
	Name:	Paul Huet
	Title:	President and Chief Executive Officer

2

Exhibit I

Loan Parties

  Klondex Gold & Silver Mining Company
  0985472 B.C. Ltd.
  Klondex Holdings (USA) Inc.
  Any and all parties to the Joinder Agreement included at Schedule J

Exhibit II

Commitments

[redacted for proprietary reasons]

2

Schedule B

Charged Property

All right, title and interest of each of the Loan Parties in and to all present and after-acquired personal and real property and undertaking wheresoever situated.

Midas Mine Property.

Fire Creek Property.

3

Schedule 1.1(A)

Liens

[redacted for proprietary reasons]

4

Schedule 1.1(B)

Indebtedness

[redacted for proprietary reasons]

5

Schedule 3.1(A)

Closing Deliveries

[redacted for proprietary reasons]

6

Schedule 3.1 (G)

Form of Warrant

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE JUNE 12, 2014.

WARRANTS TO PURCHASE
COMMON SHARES OF KLONDEX MINES LTD.

Warrant Certificate Number:	Number of Warrants:

2014 - [. . . ]	[. . . ]

THIS IS TO CERTIFY THAT for value received [. . .] (the "Warrantholder") has the right to purchase in respect of each whole warrant (individually a "Warrant" and collectively the "Warrants") represented by this certificate or by a replacement certificate (in either case this "Warrant Certificate"), at any time up to 5:00 p.m. (Toronto time) on February 11 , 2017 (the "Expiry Time"), [. . .] fully paid and non-assessable common shares ("Common Shares") of Klondex Mines Ltd. (the "Corporation"), a corporation incorporated under the Business Corporations Act (British Columbia), as constituted on the date hereof at a purchase price (the purchase price in effect from time to time being called the "Exercise Price") of $1.95 per Common Share, subject to adjustment as provided herein.

The Corporation agrees that the Common Shares purchased pursuant to the exercise of the Warrants shall be and be deemed to be issued to the Warrantholder as of the close of business on the date on which this Warrant Certificate shall have been surrendered and payment made for such Common Shares as aforesaid.

Nothing contained herein shall confer any right upon the Warrantholder to subscribe for or purchase any Common Shares at any time after the Expiry Time and from and after the Expiry Time the Warrants and all rights under this Warrant Certificate shall be void and of no value.

The above provisions are subject to the following:

1.

Exercise: In the event that the Warrantholder desires to exercise the right to purchase Common Shares conferred hereby, the Warrantholder shall (a) complete to the extent possible in the manner indicated and execute a subscription form in the form attached as schedule A to this Warrant Certificate, (b) surrender this Warrant Certificate to the Corporation in accordance with section 9 of this Warrant Certificate, and (c) pay the amount payable upon the exercise of such Warrants in respect of the Common Shares subscribed for by certified cheque, bank draft or money order in lawful money of Canada payable to the Corporation or by transmitting same day funds in lawful money of Canada by wire to such account as the Corporation shall direct the Warrantholder. Upon such surrender and receipt of payment as aforesaid, the Warrantholder shall be deemed for all purposes to be the holder of record of the number of Common Shares to be so issued and the Warrantholder shall be entitled to delivery of a certificate or certificates representing such Common Shares and the Corporation shall cause such certificate or certificates to be delivered to the Warrantholder at the address specified in the subscription form within three business days after such surrender and payment as aforesaid. No fractional Common Shares will be issuable upon any exercise of the Warrants and the Warrantholder will not be entitled to any cash payment or compensation in lieu of a fractional Common Share.

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2.

Partial Exercise: The Warrantholder may from time to time subscribe for and purchase any lesser number of Common Shares than the number of Common Shares represented by this Warrant Certificate. In the event that the Warrantholder subscribes for and purchases any such lesser number of Common Shares prior to the Expiry Time, the Warrantholder shall be entitled to receive a replacement certificate representing the unexercised balance of the Warrants.

3.

Not a Shareholder: The holding of the Warrants shall not constitute the Warrantholder a shareholder of the Corporation nor entitle the Warrantholder to any right or interest in respect thereof except as expressly provided in this Warrant Certificate.

4.

Covenants, Representations and Warranties: The Corporation hereby represents and warrants that it is authorized to create and issue the Warrants and covenants and agrees that it will cause the Common Shares from time to time subscribed for and purchased in the manner provided in this Warrant Certificate and the certificate or certificates representing such Common Shares to be issued and that, at all times prior to the Expiry Time, it will reserve and there will remain unissued a sufficient number of Common Shares to satisfy the right of purchase provided for in this Warrant Certificate. The Corporation hereby further covenants and agrees that it will at its expense expeditiously use its best efforts to obtain the listing of such Common Shares (subject to issue or notice of issue) on each stock exchange or over-the-counter market on which the Common Shares are listed at the relevant time. All Common Shares which are issued upon the exercise of the right of purchase provided in this Warrant Certificate, upon payment therefor of the amount at which such Common Shares may be purchased pursuant to the provisions of this Warrant Certificate, shall be and be deemed to be fully paid and non-assessable shares and free from all taxes, liens and charges with respect to the issue thereof. The Corporation hereby represents and warrants that this Warrant Certificate is a valid and enforceable obligation of the Corporation, enforceable against it in accordance with the provisions of this Warrant Certificate.

5.	Anti-Dilution Protection:

(1)

Definitions: For the purposes of this section 5, unless there is something in the subject matter or context inconsistent therewith, the words and terms defined below shall have the respective meanings specified therefor in this subsection 5(1):

(a)	"Adjustment Period" means the period commencing on the date of issue of the Warrants and ending at the Expiry Time;

(b)

"Current Market Price" of the Common Shares at any date means the price per share equal to the weighted average price at which the Common Shares have traded on the Toronto Stock Exchange or, if the Common Shares are not then listed on the Toronto Stock Exchange, on such other Canadian stock exchange as may be selected by the directors of the Corporation for such purpose or, if the Common Shares are not then listed on any Canadian stock exchange, in the over-the-counter market, during the period of any 20 consecutive trading days ending not more than five business days and not less than three business days before such date; provided that the weighted average price shall be determined by dividing the aggregate sale price of all Common Shares sold on the said exchange or market, as the case may be, during such 20 consecutive trading days by the total number of Common Shares so sold; and provided further that if the Common Shares are not then listed on any Canadian stock exchange or traded in the over-the-counter market, then the Current Market Price shall be determined by a firm of independent chartered accountants selected by the directors of the Corporation;

(c)

"director" or "director of the Corporation" means a director of the Corporation at the relevant time and, unless otherwise specified herein, a reference to action "by the directors" means action by the directors of the Corporation as a board or, whenever empowered, action by any committee of the directors of the Corporation; and

8

(d)	"trading day" with respect to a stock exchange or over-the-counter market means a day on which such stock exchange or market is open for business.

(2)

Adjustments: The Exercise Price and the number of Common Shares issuable to the Warrantholder pursuant to this Warrant Certificate shall be subject to adjustment from time to time in the events and in the manner provided as follows:

	(a)	If at any time during the Adjustment Period the Corporation shall:

		(i)	fix a record date for the issue of, or issue, Common Shares to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend;

(ii)

fix a record date for the distribution to, or make a distribution to, the holders of all or substantially all of the outstanding Common Shares payable in Common Shares or securities exchangeable or exercisable for or convertible into Common Shares;

		(iii)	subdivide the outstanding Common Shares into a greater number of Common Shares; or

		(iv)	consolidate the outstanding Common Shares into a lesser number of Common Shares,

(any of such events in subclauses 5(2)(a)(i), 5(2)(a)(ii), 5(2)(a)(iii) and 5(2)(a)(iv) above being herein called a "Common Share Reorganization"), the Exercise Price shall be adjusted on the earlier of the record date on which holders of Common Shares are determined for the purposes of the Common Share Reorganization and the effective date of the Common Share Reorganization to the amount determined by multiplying the Exercise Price in effect immediately prior to such record date or effective date, as the case may be, by a fraction:

A.	the numerator of which shall be the number of Common Shares outstanding on such record date or effective date, as the case may be, before giving effect to such Common Share Reorganization; and

B.

the denominator of which shall be the number of Common Shares which will be outstanding immediately after giving effect to such Common Share Reorganization (including in the case of a distribution of securities exchangeable or exercisable for or convertible into Common Shares the number of Common Shares that would have been outstanding had such securities been exchanged or exercised for or converted into Common Shares on such date).

To the extent that any adjustment in the Exercise Price occurs pursuant to this clause 5(2)(a) as a result of the fixing by the Corporation of a record date for the distribution of securities exchangeable or exercisable for or convertible into Common Shares, the Exercise Price shall be readjusted immediately after the expiry of any relevant exchange, exercise or conversion right to the Exercise Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiry and shall be further readjusted in such manner upon the expiry of any further such right. Any Warrantholder who has not exercised his right to subscribe for and purchase Common Shares on or prior to the record date of such stock dividend or distribution or the effective date of such subdivision or consolidation, as the case may be, upon the exercise of such right thereafter shall be entitled to receive and shall accept in lieu of the number of Common Shares then subscribed for and purchased by such Warrantholder, at the Exercise Price determined in accordance with this clause 5(2)(a) the aggregate number of Common Shares that such Warrantholder would have been entitled to receive as a result of such Common Share Reorganization, if, on such record date or effective date, as the case may be, such Warrantholder had been the holder of record of the number of Common Shares so subscribed for and purchased.

9

(b)

If at any time during the Adjustment Period the Corporation shall fix a record date for the issue or distribution to the holders of all or substantially all of the outstanding Common Shares of rights, options or warrants pursuant to which such holders are entitled, during a period expiring not more than 45 days after the record date for such issue (such period being the "Rights Period"), to subscribe for or purchase Common Shares or securities exchangeable or exercisable for or convertible into Common Shares at a price per share to the holder (or in the case of securities exchangeable or exercisable for or convertible into Common Shares, at an exchange, exercise or conversion price per share) at the date of issue of such securities of less than 95% of the Current Market Price of the Common Shares on such record date (any of such events being called a "Rights Offering"), the Exercise Price shall be adjusted effective immediately after the record date for such Rights Offering to the amount determined by multiplying the Exercise Price in effect on such record date by a fraction:

	(i)	the numerator of which shall be the aggregate of

		A.	the number of Common Shares outstanding on the record date for the Rights Offering, and

		B.	the quotient determined by dividing

(1)

either (a) the product of the number of Common Shares offered during the Rights Period pursuant to the Rights Offering and the price at which such Common Shares are offered, or, (b) the product of the exchange, exercise or conversion price of the securities so offered and the number of Common Shares for or into which the securities offered pursuant to the Rights Offering may be exchanged, exercised or converted, as the case may be, by

(2) the Current Market Price of the Common Shares as of the record date for the Rights Offering; and

(ii)

the denominator of which shall be the aggregate of the number of Common Shares outstanding on such record date and the number of Common Shares offered pursuant to the Rights Offering (including in the case of the issue or distribution of securities exchangeable or exercisable for or convertible into Common Shares the number of Common Shares for or into which such securities may be exchanged, exercised or converted).

10

If by the terms of the rights, options, or warrants referred to in this clause 5(2)(b), there is more than one purchase, exchange, exercise or conversion price per Common Share, the aggregate price of the total number of additional Common Shares offered for subscription or purchase, or the aggregate exchange, exercise or conversion price of the exchangeable, exercisable or convertible securities so offered, shall be calculated for purposes of the adjustment on the basis of the lowest purchase, exchange, exercise or conversion price per Common Share, as the case may be. Any Common Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any such calculation. To the extent that any adjustment in the Exercise Price occurs pursuant to this clause 5(2)(b) as a result of the fixing by the Corporation of a record date for the issue or distribution of rights, options or warrants referred to in this clause 5(2)(b), the Exercise Price shall be readjusted immediately after the expiry of any relevant exchange, exercise or conversion right to the Exercise Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiry and shall be further readjusted in such manner upon the expiry of any further such right.

(c)	If at any time during the Adjustment Period the Corporation shall fix a record date for the issue or distribution to the holders of all or substantially all of the outstanding Common Shares of:

	(i)	shares of the Corporation of any class other than Common Shares;

(ii)

rights, options or warrants to acquire Common Shares or securities exchangeable or exercisable for or convertible into Common Shares (other than rights, options or warrants pursuant to which holders of Common Shares are entitled, during a period expiring not more than 45 days after the record date for such issue, to subscribe for or purchase Common Shares or securities exchangeable or exercisable for or convertible into Common Shares at a price per share (or in the case of securities exchangeable or exercisable for or convertible into Common Shares at an exchange, exercise or conversion price per share) on the record date for the issue of such securities to the holder of at least 95% of the Current Market Price of the Common Shares on such record date);

	(iii)	evidences of indebtedness of the Corporation; or

	(iv)	any property or assets of the Corporation;

and if such issue or distribution does not constitute a Common Share Reorganization or a Rights Offering (any of such non-excluded events being herein called a "Special Distribution"), the Exercise Price shall be adjusted effective immediately after the record date for the Special Distribution to the amount determined by multiplying the Exercise Price in effect on the record date for the Special Distribution by a fraction:

A.	the numerator of which shall be the difference between

	(1)	the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date, and

(2)

the fair value, as determined by the directors of the Corporation, subject to the approval of the Toronto Stock Exchange, to the holders of Common Shares of the shares, rights, options, warrants, evidences of indebtedness or property or assets to be issued or distributed in the Special Distribution, and

11

B.	the denominator of which shall be the product obtained by multiplying the number of Common Shares outstanding on such record date by the Current Market Price of the Common Shares on such record date.

Any Common Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of such calculation. To the extent that any adjustment in the Exercise Price occurs pursuant to this clause 5(2)(c) as a result of the fixing by the Corporation of a record date for the issue or distribution of rights, options or warrants to acquire Common Shares or securities exchangeable or exercisable for or convertible into Common Shares referred to in this clause 5(2)(c), the Exercise Price shall be readjusted immediately after the expiry of any relevant exchange, exercise or conversion right to the amount which would then be in effect based upon the number of Common Shares issued and remaining issuable after such expiry and shall be further readjusted in such manner upon the expiry of any further such right.

(d)	If at any time during the Adjustment Period there shall occur:

(i)

a reclassification or redesignation of the Common Shares, a change of the Common Shares into other shares or securities or any other capital reorganization involving the Common Shares other than a Common Share Reorganization;

(ii)

a consolidation, amalgamation, arrangement or merger of the Corporation with or into another body corporate which results in a reclassification or redesignation of the Common Shares or a change of the Common Shares into other shares or securities;

(iii)	the transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation or entity;

(any of such events being called a "Capital Reorganization"), after the effective date of the Capital Reorganization the Warrantholder shall be entitled to receive, and shall accept, for the same aggregate consideration, upon exercise of the Warrants, in lieu of the number of Common Shares to which the Warrantholder was theretofor entitled upon the exercise of the Warrants, the kind and aggregate number of shares and other securities or property resulting from the Capital Reorganization which the Warrantholder would have been entitled to receive as a result of the Capital Reorganization if, on the effective date thereof, the Warrantholder had been the registered holder of the number of Common Shares which the Warrantholder was theretofore entitled to purchase or receive upon the exercise of the Warrants. If necessary, as a result of any such Capital Reorganization, appropriate adjustments shall be made in the application of the provisions of this Warrant Certificate with respect to the rights and interests thereafter of the Warrantholder to the end that the provisions shall thereafter correspondingly be made applicable as nearly as may reasonably be possible in relation to any shares or other securities or property thereafter deliverable upon the exercise of the Warrants.

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(e)

If at any time during the Adjustment Period any adjustment or readjustment in the Exercise Price shall occur pursuant to the provisions of clause 5(2)(a) of this Warrant Certificate, then the number of Common Shares purchasable upon the subsequent exercise of the Warrants shall be simultaneously adjusted or readjusted, as the case may be, by multiplying the number of Common Shares purchasable upon the exercise of the Warrants immediately prior to such adjustment or readjustment by a fraction which shall be the reciprocal of the fraction used in the adjustment or readjustment of the Exercise Price.

(3)	Rules: The following rules and procedures shall be applicable to adjustments made pursuant to subsection 5(2) of this Warrant Certificate:

	(a)	Subject to the following clauses of this subsection 5(3), any adjustment made pursuant to subsection 5(2) hereof shall be made successively whenever an event referred to therein shall occur.

(b)

No adjustment in the Exercise Price shall be required unless such adjustment would result in a change of at least one per cent in the then Exercise Price and no adjustment shall be made in the number of Common Shares purchasable upon the exercise of the Warrants unless it would result in a change of at least one one-hundredth of a Common Share; provided, however, that any adjustments which except for the provision of this clause 5(3)(b) would otherwise have been required to be made shall be carried forward and taken into account in any subsequent adjustment. Notwithstanding any other provision of subsection 5(2) hereof, no adjustment of the Exercise Price shall be made which would result in an increase in the Exercise Price or a decrease in the number of Common Shares issuable upon the exercise of the Warrants (except in respect of the Common Share Reorganization described in subclause 5(2)(a)(iv) hereof or a Capital Reorganization described in subclause 5(2)(d)(ii) hereof).

(c)

No adjustment in the Exercise Price or in the number or kind of securities purchasable upon the exercise of the Warrants shall be made in respect of any event described in section 5 hereof if the Warrantholder is entitled to participate in such event on the same terms mutatis mutandis as if the Warrantholder had exercised the Warrants prior to or on the record date or effective date, as the case may be, of such event.

(d)

No adjustment in the Exercise Price or in the number of Common Shares purchasable upon the exercise of the Warrants shall be made pursuant to subsection 5(2) hereof in respect of the issue from time to time of Common Shares pursuant to this Warrant Certificate or pursuant to any stock option, stock purchase or stock bonus plan in effect from time to time for directors, officers or employees of the Corporation and/or any subsidiary of the Corporation and any such issue, and any grant of options in connection therewith, shall be deemed not to be a Common Share Reorganization, a Rights Offering nor any other event described in subsection 5(2) hereof.

(e)

If at any time during the Adjustment Period the Corporation shall take any action affecting the Common Shares, other than an action or event described in subsection 5(2) hereof, which in the opinion of the directors of the Corporation would have a material adverse effect upon the rights of Warrantholders, either or both the Exercise Price and the number of Common Shares purchasable upon exercise of the Warrants shall be adjusted in such manner and at such time by action by the directors of the Corporation, in their sole discretion, as may be equitable in the circumstances; provided, however, that any such adjustment shall be subject to the approval of the Toronto Stock Exchange (if the Common Shares are then listed on such stock exchange) and any other required regulatory approvals. Failure of the taking of action by the directors of the Corporation so as to provide for an adjustment prior to the effective date of any action by the Corporation affecting the Common Shares shall be deemed to be conclusive evidence that the directors of the Corporation have determined that it is equitable to make no adjustment in the circumstances.

13

(f)

If the Corporation shall set a record date to determine holders of Common Shares for the purpose of entitling such holders to receive any dividend or distribution or any subscription or purchase rights and shall, thereafter and before the distribution to such holders of any such dividend, distribution or subscription or purchase rights, legally abandon its plan to pay or deliver such dividend, distribution or subscription or purchase rights, then no adjustment in the Exercise Price or the number of Common Shares purchasable upon the exercise of the Warrants shall be required by reason of the setting of such record date.

(g)

In any case in which this Warrant Certificate shall require that an adjustment shall become effective immediately after a record date for an event referred to in subsection 5(2) hereof, the Corporation may defer, until the occurrence of such event:

(i)

issuing to the Warrantholder, to the extent that the Warrants are exercised after such record date and before the occurrence of such event, the additional Common Shares or other securities issuable upon such exercise by reason of the adjustment required by such event; and

	(ii)	delivering to the Warrantholder any distribution declared with respect to such additional Common Shares or other securities after such record date and before such event;

provided, however, that the Corporation shall deliver to the Warrantholder an appropriate instrument evidencing the right of the Warrantholder upon the occurrence of the event requiring the adjustment, to an adjustment in the Exercise Price or the number of Common Shares purchasable upon the exercise of the Warrants and to such distribution declared with respect to any such additional Common Shares issuable upon the exercise of the Warrants.

(h)

In the absence of a resolution of the directors of the Corporation fixing a record date for a Rights Offering, the Corporation shall be deemed to have fixed as the record date therefor the date of the issue of the rights, options or warrants issued pursuant to the Rights Offering.

(i)

If a dispute shall at any time arise with respect to adjustments of the Exercise Price or the number of Common Shares purchasable upon the exercise of the Warrants, such disputes shall be conclusively determined by the auditors of the Corporation or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by the directors of the Corporation and any such determination shall be conclusive evidence of the correctness of any adjustment made pursuant to subsection 5(2) hereof and shall be binding upon the Corporation and the Warrantholder.

(j)

As a condition precedent to the taking of any action which would require an adjustment pursuant to subsection 5(2) hereof, including the Exercise Price and the number or class of Common Shares or other securities which are to be received upon the exercise thereof, the Corporation shall take any action which may, in the opinion of counsel to the Corporation, be necessary in order that the Corporation may validly and legally issue as fully paid and non-assessable shares all of the Common Shares or other securities which the Warrantholder is entitled to receive in accordance with the provisions of this Warrant Certificate.

14

(4)

Notice: At least 21 days prior to the earlier of the record date or effective date of any event which requires or might require an adjustment in any of the rights of the Warrantholder under this Warrant Certificate, including the Exercise Price or the number of Common Shares which may be purchased under this Warrant Certificate, the Corporation shall deliver to the Warrantholder a certificate of the Corporation specifying the particulars of such event and, if determinable, the required adjustment and the calculation of such adjustment. In case any adjustment for which a notice in this subsection 5(4) has been given is not then determinable, the Corporation shall promptly after such adjustment is determinable deliver to the Warrantholder a certificate providing the calculation of such adjustment. The Corporation hereby covenants and agrees that the register of transfers and share transfer books for the Common Shares will be open, and that the Corporation will not take any action which might deprive the Warrantholder of the opportunity of exercising the rights of subscription contained in this Warrant Certificate, during such 21 day period.

6.

Further Assurances: The Corporation hereby covenants and agrees that it will do, execute, acknowledge and deliver, or cause to be done, executed, acknowledged and delivered, all and every such other act, deed and assurance as the Warrantholder shall reasonably require for the better accomplishing and effectuating of the intentions and provisions of this Warrant Certificate.

7.	Time of Essence: Time shall be of the essence of this Warrant Certificate.

8.	Governing Laws: This Warrant Certificate shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

9.

Notices: All notices or other communications to be given under this Warrant Certificate shall be delivered by hand or by telecopier and, if delivered by hand, shall be deemed to have been given on the delivery date and, if sent by telecopier, on the date of transmission if sent before 5:00 p.m., Toronto time, on a business day or, if sent after 5:00 p.m., Toronto time, or such day is not a business day, on the first business day following the date of transmission.

Notices to the Corporation shall be addressed to:

Klondex Mines Ltd.
595 Howe Street, Suite 600
Vancouver, British Columbia V6C 2T5

Attention: Chief Financial Officer
Facsimile: (604) 662-3904

Notices to the Warrantholder shall be addressed to the address of the Warrantholder last shown on the register of Warrantholders maintained by the Corporation.

The Corporation or the Warrantholder may change its address for service by notice in writing to the other of them specifying its new address for service under this Warrant Certificate.

10.

Legends on Common Shares: Any certificate representing Common Shares issued upon the exercise of the Warrants prior to the date which is four months and one day after the date hereof will bear the following legends:

 15

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE JUNE 12, 2014."

and

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE "TSX"); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON TSX."

provided that at any time subsequent to the date which is four months and one day after the date hereof any certificate representing such Common Shares may be exchanged for a certificate or certificates bearing no such legends. The Corporation hereby covenants and agrees that it will use the best efforts thereof to deliver or to cause to be delivered a certificate or certificates representing such Common Shares bearing no such legends within three business days after receipt of the legended certificate or certificates.

11.

United States Restrictions on Exercise and Resale: The Warrantholder hereby acknowledges that the Warrants and the Common Shares issuable upon the exercise of the Warrants have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state of the United States, and that the Warrants may not be exercised in the "United States" or by or on behalf of a "U.S. person", as those terms are defined in Regulation S under the U.S. Securities Act, nor may the Common Shares issuable upon the exercise of the Warrants be offered or sold in the United States.

12.

Lost Certificate: If this Warrant Certificate or any replacement hereof becomes stolen, lost, mutilated or destroyed, the Corporation shall, on such terms as it may in its discretion impose, acting reasonably, issue and deliver a new certificate, in form identical hereto but with appropriate changes, representing any unexercised portion of the subscription rights represented hereby to replace the certificate so stolen, lost, mutilated or destroyed.

13.

Language: The parties hereto acknowledge and confirm that they have requested that this Warrant Certificate as well as all notices and other documents contemplated hereby be drawn up in the English language. Les parties aux présentes reconnaissent et confirment qu'elles ont exigé que la présente convention ainsi que tous les avis et documents qui s'y rattachent soient rédigés en langue anglaise.

14.

Transfer: The Warrants are transferable and the term "Warrantholder" shall mean and include any successor, transferee or assignee of the current or any future Warrantholder. The Warrants may by transferred by the Warrantholder completing and delivering to the Corporation the transfer form attached hereto as schedule B.

15.

Successors and Assigns: This Warrant Certificate shall enure to the benefit of the Warrantholder and the successors and assignees thereof and shall be binding upon the Corporation and the successors thereof.

16

IN WITNESS WHEREOF the Corporation has caused this Warrant Certificate to be signed by an authorized officer as of the 11th day of February, 2014.

KLONDEX MINES LTD.

By:
Authorized Officer

SCHEDULE A

TO:    KLONDEX MINES LTD.

SUBSCRIPTION FORM

The undersigned hereby subscribes for _______________ common shares ("Common Shares") of Klondex Mines Ltd. (the "Corporation") (or such other number of Common Shares or other securities to which such subscription entitles the undersigned in lieu thereof or in addition thereto pursuant to the provisions of the warrant certificate (the "Warrant Certificate") dated February 11, 2014 issued by the Corporation) at the purchase price of $1.95 per Common Share (or at such other purchase price as may be in effect under the provisions of the Warrant Certificate) and on and subject to the other terms and conditions specified in the Warrant Certificate and hereunder and encloses herewith a certified cheque, bank draft or money order in lawful money of Canada payable to the Corporation or has transmitted same day funds by wire to such account as the Corporation directed the undersigned in payment of the subscription price.

The undersigned hereby represents and warrants that the undersigned (i) at the time of exercise of the warrants represented by the Warrant Certificate is not in the "United States" as defined in Regulation S under the United States Securities Act of 1933, as amended, (ii) is not a "U.S. person" as defined in Regulation S under the United States Securities Act of 1933, as amended, and is not exercising the warrants represented by the Warrant Certificate on behalf of a "U.S. person", and (iii) did not execute or deliver this subscription form in the "United States".

The undersigned hereby directs that the Common Shares subscribed for be registered and delivered as follows:

Name in Full	Address	Number of Common Shares

DATED this ___ day of _____________, 201__.

By:

Instructions:

1.

If the Subscription Form indicates that Common Shares are to be issued to a person or persons other than the registered holder of the Warrant Certificate, the signature of the Warrantholder on the Subscription Form must be guaranteed by an authorized officer of a chartered bank, trust company or an investment dealer who is a member of a recognized stock exchange, and the Warrantholder must pay any applicable transfer taxes or fees.

2.

If the Subscription Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a judiciary or representative capacity, the Warrant Certificate must be accompanied by evidence of authority to sign satisfactory to the Corporation.

2

SCHEDULE B

FORM OF TRANSFER

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto _______________________________________________________________________________ (include name and address of the transferee) Warrants exercisable for common shares of Klondex Mines Ltd. (the "Corporation") registered in the name of the undersigned on the register of the Corporation maintained therefor, and hereby irrevocably appoints _____________________________________________ the attorney of the undersigned to transfer the said securities on the books maintained by the Corporation with full power of substitution.

DATED this _________ day of ___________________, 201   ..

Signature of Transferor guaranteed by:

Name of Bank or Trust Company:	Signature of Transferor

Address of Transferor

Instructions:

1.	The name of the Transferor must correspond with the name written upon the face of this Warrant Certificate in every particular without any changes whatsoever.

2.

The signature of the Transferor on the Transfer Form must be guaranteed by an authorized officer of a chartered bank, trust company or an investment dealer who is a member of a recognized stock exchange, and the Warrantholder must pay any applicable transfer taxes or fees.

3.

If the Transfer Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a judiciary or representative capacity, the Warrant Certificate must be accompanied by evidence of authority to sign satisfactory to the Corporation.

3

Schedule 4.1(B)

Capitalization

[redacted for proprietary reasons]

4

Schedule 4.4

Off-Balance Sheet Transactions

None.

5

Schedule 4.6

Title to Properties; Liens

[redacted for proprietary reasons]

6

Schedule 4.7

Litigation

[redacted for proprietary reasons]

7

Schedule 4.8

Payment of Taxes

[redacted for proprietary reasons]

8

Schedule 4.10

Broker’s Fees

[redacted for proprietary reasons]

9

Schedule 4.11

Environmental Compliance

[redacted for proprietary reasons]

10

Schedule 4.18

Employee Matters

[redacted for proprietary reasons]

11

Schedule 4.26

Capitalized Leases

[redacted for proprietary reasons]

12

Schedule 5.3(A)

Accredited Investor Certificate

IF YOUR SUBSCRIPTION PRICE EXCEEDS $150,000 AND SUBSECTION 5.3(B) OF THE SENIOR SECURED FACILITY AGREEMENT TO WHICH THIS SCHEDULE IS ATTACHED APPLIES TO YOU, YOU ARE NOT REQUIRED TO COMPLETE AND SIGN THIS CERTIFICATE.

ACCREDITED INVESTOR CERTIFICATE

In connection with the purchase of units of Klondex Mines Ltd. (the "Company") consisting of $1,000 principal amount of 11.00% senior first lien secured notes due June 30, 2017 and warrants entitling the holder thereof to purchase 124 common shares of the Company (the "Purchased Securities"), the undersigned hereby represents, warrants and certifies to the Company (and acknowledges that the Company and its counsel are relying thereon) that:

1.

the Purchaser (the undersigned or, if the undersigned is purchasing the Purchased Securities as agent or behalf of a disclosed beneficial purchaser, such beneficial purchaser being referred to herein as the "Purchaser") is resident in a province of Canada or is subject to the securities laws of a province of Canada;

2.

the Purchaser is purchasing the Purchased Securities as principal or is deemed under National Instrument 45-106 - Prospectus and Registration Exemptions of the Canadian Securities Administrators ("NI 45-106") to be purchasing the Purchased Securities as principal; and

3.

the Purchaser is an "accredited investor" within the meaning of NI 45-106, by virtue of satisfying the indicated criterion as set out in Appendix "A" to this certificate (YOU MUST ALSO INITIAL OR PLACE CHECK-MARK ON THE APPROPRIATE LINE IN APPENDIX A ATTACHED TO THIS CERTIFICATE).

The above representations and warranties will be true and correct both as of the execution of this certificate and as of the closing time of the purchase and sale of the Purchased Securities and the undersigned acknowledges that they will survive the completion of the issue of the Purchased Securities.

The undersigned acknowledges that the foregoing representations and warranties are made by the undersigned with the intent that they be relied upon in determining the suitability of the Purchaser as a purchaser of the Purchased Securities and that this certificate is incorporated into and forms part of the senior secured facility agreement for the Purchased Securities, and the undersigned undertakes to immediately notify the Company of any change in any statement or other information relating to the Purchaser set forth herein which takes place prior to the closing time of the purchase and sale of the Purchased Securities.

Dated: _______________________, 2014.

Print name of Purchaser (or person signing as agent)
By:

Signature

Title

(please print name of individual whose signature appears above, if different from name of Purchaser or agent printed above)

13

Appendix A to Schedule 5.3(A)

Accredited Investor - (defined in NI 45-106) means:

___________	(a)	a Canadian financial institution or an authorized foreign bank named in Schedule III of the Bank Act (Canada),

___________	(b)	the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada),

___________	(c)

a subsidiary of any person referred to in paragraphs (a) or (b), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary,

___________	(d)

a person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador),

___________	(e)	an individual registered or formerly registered under the securities legislation of a jurisdiction of Canada as a representative of a person referred to in paragraph (d),

___________	(f)	the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly-owned entity of the Government of Canada or a jurisdiction of Canada,

___________	(g)

a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec,

___________	(h)	any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government,

___________	(i)	a pension fund that is regulated by the Office of the Superintendent of Financial Institutions (Canada), a pension commission or similar regulatory authority of a jurisdiction of Canada,

___________	(j)

an individual who, either alone or with a spouse, beneficially owns, directly or indirectly, financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds $1,000,000,

___________	(k)

an individual whose net income before taxes exceeded $200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year,

___________	(l)	an individual who, either alone or with a spouse, has net assets of at least $5,000,000,

14

___________	(m)	a person, other than an individual or investment fund, that has net assets of at least $5,000,000 as shown on its most recently prepared financial statements,

___________	(n)	an investment fund that distributes or has distributed its securities only to

(i)	a person that is or was an accredited investor at the time of the distribution,

(ii)	a person that acquires or acquired securities in the circumstances referred to in sections 2.10 [Minimum amount investment] and 2.19 [Additional investment in investment funds] of NI 45-106, or

(iii)	a person described in paragraph (i) or (ii) immediately above that acquires or acquired securities under section 2.18 [Investment fund reinvestment] of NI 45- 106,

___________	(o)

an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt,

___________	(p)

a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be,

___________	(q)	a person acting on behalf of a fully managed account managed by that person, if that person

(i)	is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and

(ii)	in Ontario, is purchasing a security that is not a security of an investment fund,

___________	(r)

a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded,

___________	(s)	an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function,

___________	(t)

a person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are persons that are accredited investors,

___________	(u)	an investment fund that is advised by a person registered as an adviser or a person that is exempt from registration as an adviser, or

___________	(v)	a person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as an accredited investor.

NOTE:	The investor must initial or place a check-mark beside the portion of the above definition applicable to the investor.

15

For the purposes hereof:

(a)	"Canadian financial institution" means

	(i)	an association governed by the Cooperative Credit Associations Act (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of the

Cooperative Credit Associations Act (Canada), or

(ii)

a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

(b)

"control person" has the meaning ascribed to that term in securities legislation except in Manitoba, Ontario, Québec, Nova Scotia, Newfoundland and Labrador, Prince Edward Island, the Northwest Territories and Nunavut where "control person" means any person that holds or is one of a combination of persons that hold

	(i)	a sufficient number of any of the securities of an issuer so as to affect materially the control of the issuer, or

	(ii)	more than 20% of the outstanding voting securities of an issuer except where there is evidence showing that the holding of those securities does not affect materially the control of that issuer;

(c)	"eligibility adviser" means

(i)

a person that is registered as an investment dealer or in an equivalent category of registration under the securities legislation of the jurisdiction of a purchaser and authorized to give advice with respect to the type of security being distributed, and

(ii)

in Saskatchewan or Manitoba, also means a lawyer who is a practising member in good standing with a law society of a jurisdiction of Canada or a public accountant who is a member in good standing of an institute or association of chartered accountants, certified general accountants or certified management accountants in a jurisdiction of Canada provided that the lawyer or public accountant must not:

		(A)	have a professional, business or personal relationship with the issuer, or any of its directors, executive officers, founders or control persons, and

(B)

have acted for or been retained personally or otherwise as an employee, executive officer, director, associate or partner of a person that has acted for or been retained by the issuer or any of its directors, executive officers, founders or control persons within the previous 12 months;

(d)	"executive officer" means, for an issuer, an individual who is

	(i)	a chair, vice-chair or president,

	(ii)	a vice-president in charge of a principal business unit, division or function including sales, finance or production,

	(iii)	an officer of the issuer or any of its subsidiaries and who performs a policy-making function in respect of the issuer, or

	(iv)	performing a policy-making function in respect of the issuer;

16

(e)	"financial assets" means (i) cash, (ii) securities or (iii) a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

(f)	"founder" means, in respect of an issuer, a person who,

	(i)	acting alone, in conjunction or in concert with one or more persons, directly or indirectly, takes the initiative in founding, organizing or substantially reorganizing the business of the issuer, and

	(ii)	at the time of the trade is actively involved in the business of the issuer;

(g)

"fully managed account" means an account of a client for which a person makes the investment decisions if that person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

(h)	"investment fund" has the meaning ascribed thereto in National Instrument 81-106 - Investment Fund Continuous Disclosure;

(i)	"person" includes

	(i)	an individual,

	(ii)	a corporation,

	(iii)	a partnership, trust, fund and an association, syndicate, organization or other organized group of persons, whether incorporated or not, and

	(iv)	an individual or other person in that person's capacity as a trustee, executor, administrator or personal or other legal representative;

(j)	"related liabilities" means

	(i)	liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets, or

	(ii)	liabilities that are secured by financial assets.

(k)	"spouse" means, an individual who,

	(i)	is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual,

	(ii)	is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or

(iii)

in Alberta, is an individual referred to in paragraph (i) or (ii) immediately above or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

(l)	"subsidiary" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary;

Affiliated Entities and Control

1.	An issuer is considered to be an affiliate of another issuer if one of them is the subsidiary of the other, or if each of them is controlled by the same person.

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2.	A person (first person) is considered to control another person (second person) if

(a)

the first person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second person carrying votes which, if exercised, would entitle the first person to elect a majority of the directors of the second person, unless the first person holds the voting securities only to secure an obligation,

	(b)	the second person is a partnership, other than a limited partnership, and the first person holds more than 50% of the interests in the partnership, or

	(c)	the second person is a limited partnership and the general partner of the limited partnership is the first person.

All monetary references are in Canadian dollar

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Schedule J

Form of Joinder Agreement

JOINDER AGREEMENT

THIS JOINDER AGREEMENT (this "Agreement"), dated as of February 11, 2014, is entered into between Newmont Midas Holdings Limited a corporation formed under the laws of the Nevada and Newmont Midas Operations Inc., a corporation formed under the laws of the Nevada (together, the "Midas Subsidiaries", and each, a "Midas Subsidiary") and Royal Capital Management Corp. (the "Security Agent"), as Security Agent, under that certain senior secured facility agreement dated as of February 11, 2014, (as further amended, amended and restated, supplemented or otherwise modified from time to time, the "Credit Agreement"), among Klondex Mines Ltd., a company formed under the laws of British Columbia (the "Company"), the Security Agent, Klondex Gold & Silver Mining Company, 0985472 B.C. Ltd., Klondex Holdings (USA) Inc. and the Lenders (as defined in the Credit Agreement). All capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Credit Agreement.

The Midas Subsidiaries and the Agent, for the benefit of the Lenders, hereby agree as follows:

1.

The Midas Subsidiaries hereby acknowledge, agree and confirm that, by their execution of this Agreement, the Midas Subsidiaries will each be deemed to be a Loan Party and Midas Guarantor for all purposes of the Credit Agreement and shall have all of the obligations of a Loan Party and a Midas Guarantor thereunder as if they had executed the Credit Agreement. Each Midas Subsidiary hereby ratifies, as of the date hereof, and agrees to be bound by, all of the terms, provisions and conditions contained in the Credit Agreement.

2.

Each Midas Subsidiary is, concurrently with the execution of this Agreement, executing and delivering such Loan Documents (and such other documents and instruments) as requested by the Security Agent in accordance with the Credit Agreement including, without limitation, a first lien US security agreement and guarantee in favour of the Security Agent.

3.	The Midas Subsidiaries hereby agree that each reference in the Credit Agreement to a "Loan Party" and "Midas Guarantor" shall also mean and be a reference to each Midas Subsidiary.

4.	This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be an original, but all of which shall constitute one and the same instrument.

5.

This Agreement and the rights and obligations of the parties hereunder shall be construed in accordance with and governed by the laws of the Province of Ontario and the laws of Canada generally applicable therein.

(Signature Page Follows)

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IN WITNESS WHEREOF, each Midas Subsidiaries has caused this Agreement to be duly executed by its authorized officer, and the Security Agent, for its own behalf and on behalf of the Lenders, has caused the same to be accepted by its authorized officer, as of the day and year first above written.

Newmont Midas Holdings Limited

By: ____________________________
Name:
Title:

Newmont Midas Operations Inc.

By: ____________________________
Name:
Title:

Acknowledged and accepted:

Royal Capital Management Corp. as Security Agent

By: ________________________________
Name:
Title:

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